Third Quarter 2013 Results

Lima, Perú, November 07, 2013 - Credicorp (NYSE:BAP) announced today its unaudited results for the third quarter of 2013. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

• After the strong volatility in the exchange rate recorded in the first half of the year, this 3Q we enjoyed a stable FX environment in the local market which allowed Credicorp to report numbers that incorporate only minimal distortions.
• In this context, Credicorp reported net earnings after minority interest of US$ 179.4 million for the 3Q, a number that incorporates a significantly lower US$ 3.3 million translation loss vs. the US$ 78.5 million in translation losses recorded in 2Q. This bottom line result is back in line with Credicorp’s business performance, though it incorporates the higher cost of risk reported throughout the year, which is in fact responsible for the drop in ROAE for this period to 18%, when compared to the traditional ROEs prior to last Q’s distorted numbers.
• In consolidated US Dollar terms, net interest income expanded 4.1% QoQ, which contributed to the 14.3% YTD expansion. This was the result of a solid portfolio expansion, better pricing and a reduction in interest expense.
• Growth of average daily balances recorded by currency shows that the Nuevos Soles portfolio expanded by a robust 9.1% QoQ, while the US Dollar portfolio reflected a more modest expansion of 2.1%. This trend was led by the corporate book, which grew 33% QoQ in Nuevos Soles denominated loans, and only 2% in US Dollars, an evolution that shows a further de-dollarization of the portfolio. Consolidated portfolio growth in US$ terms reached 3.9% for the Q.
• NIMs improved 32bps and reached 5.13% for the global NIM on total average Interest Earning Assets (IEA) and 8.35% for NIM on loans. This was the result of a re-composition of IEA in favor of higher yielding loans (rather than market investments), lower funding costs and the corrections in the models of the retail book which included price increases and a more efficient pricing tool that discriminates pricing based on performance.
• In line with the expected maturing cycle of the delinquent portfolio, the PDL ratio deteriorated another 7 bps to reach 2.18%. However, NPL formation of the new vintages is significantly lower. Provisioning related to the deterioration of the portfolio stabilized, but given the strong portfolio expansion, provisions for this 3Q remained on a high level (2.19% of Total Loans).
• Non-financial income was up 4.5% in 3Q, despite a drop in fee income of -3.1% for the Q. The drop responds mainly to lower fee income registered at Credicorp Capital and higher fee expenses at PPS due to a re-classification of expenses, while fees at BCP remained flat. Nevertheless, significantly smaller market mark-downs on the sovereign bond portfolio compensated for the lower fee income and lower gains on FX transaction, which was in line with the lower volatility of the currency recorded this Q.
• The performance of the insurance business improved this 3Q reporting technical results 25.4% higher as claims dropped for the Q. Furthermore, PPS recorded higher financial income in line with a better performing investment portfolio and some gain from the sale of assets (real estate) that compensated the lower financial income at PV this 3Q. The medical services business, on the other hand, is performing well and posted a 7.1% improvement in its underwriting result. All together, the bottom line improved and reached US$ 18.7 million this 3Q after a significantly lower result of US$ 5.5 million last Q.
• Following the new focus on efficiencies, pressure was put on expenses starting the second half of the year. Though the efficiency project is not yet totally defined and in place, some reduction of cost expansion was achieved. In fact, operating expenses contracted 5.5% as a result of an effort to use normal personnel rotation to reduce the number of employees, lower provisions for profit sharing and by the lower non-recurrent costs reported this 3Q (vs.one-off costs in 2Q related to Correval).
• Due to all of the aforementioned improvements, operating income reported in US Dollars increased 28% this 3Q to US$ 261.6 million.
• The very small translation loss reported (of US$ 3.3 million), and consequent normalization of the effective tax rate led to the recovery of Credicorp’s net income back to normal levels given the good performance of the business. Thus Net Income for 3Q reached US$ 183.5 million, which after minority interests resulted in US$ 179.4 million.

I. Credicorp Ltd.

Overview

Following the strong volatility in the first half of the year that generated an unexpected 9% devaluation of the local currency (after a long 10 year period of gradual but constant appreciation), the third Q of this year 2013 revealed a stable currency which moved only slightly. In this context, the numbers reported by Credicorp for 3Q13 incorporate only mild distortions and reflect the real performance of the businesses of Credicorp.

Consequently, Credicorp reported net earnings after minority interest of US$ 179.4 million, showing numbers back in line with its real performance and therefore significantly higher than the completely distorted US$ 54.5 million reported in 2Q13. Nevertheless, this number does show a deterioration (-21%) when compared to the same period of last year which is mainly explained by similar FX distortions (different exchange rates for conversion of Nuevos Soles results to USD and translation results), but include also i) the higher cost of risk incurred as a result of the higher delinquencies in the PYME portfolio, and residual delinquencies of the Credit Card portfolio, something we consider a learning cost; and ii) the higher operating expenses (which represented 60% of total Operating Income vs. 57.5% a year ago) given the still high expansion related costs. Consequently, ROAE recovered from the distorted 2Q results, but does show a drop below the 20% threshold, down to 18% for the Q.

Net interest income grew 4.1% this 3Q given the good portfolio expansion. However, part of this improvement came from lower interest expense. In fact, interest income grew a lower 2.6% this Q reflecting the fact that a large portion of portfolio expansion came from the corporate book which contributes significantly lower interest income than the retail book. However, since this expansion was concentrated in the Nuevos Soles denominated portfolio, which has lower funding costs, it led also to less need of external US Dollar financing given the lower loans to deposit ratio in foreign currency and stronger growth recorded in Nuevos Soles non-interest bearing deposits. All of this resulted in a re-composition in IEA in favor of higher yielding assets (shift from investments in securities available for sale to loan book expansion resulting in better yields on existing assets) and a reduction in USD external funding leading to overall lower funding costs.

The referred portfolio expansion reached a total of 5% in Q-end USD terms. However and as mentioned before, this expansion stems from a 6.2% growth in average daily balances in the wholesale book and 1.5% in the retail book. Furthermore, it is the Nuevos Soles wholesale portfolio which grows faster. This reflects an unusual trend explained by a shift from off-shore borrowings from the corporate sector to Soles denominated local loans, reinforced by a gradual recovery in business confidence that unleashed investment activity.

In fact, the LC wholesale portfolio grows 24.3% this 3Q, with the corporate book showing an unusual expansion of 33.5% in the LC denominated portfolio, while the FC (USD) denominated portfolio shows only a moderate expansion of 2.4%. This denotes the preference for LC borrowings this 3Q as a result of the measures of the BCRP and volatility of the exchange rate, as well as the reactivation of investment activity in the corporate world. The retail book, on the other hand, shows a sound 4.9% expansion in LC for the Q, in line with the normal expansion of the business, and in line with a more cautious lending activity, especially in the Credit Card business (+1.6%) and the PYME segment (+3.8%). Other retail products maintain a more dynamic growth (between 5.2 and 7.6%), though by far not as strong as the performance of the wholesale book. The retail USD book remains basically unchanged.

Asset quality is now showing signs of improvement which are however not yet evident in the ratios, but clear in the performance of all new post-adjustment vintages, which are already showing better performance. Nevertheless, a further 7bps increase in the overall delinquency ratio to 2.18% was recorded and appear modest. In this context, provisions increased only 3% QoQ, while portfolio expansion was 5%.

Non-financial income was up 4.5% in 3Q, despite a drop in fee income of -3.1% for the Q. The drop responds mainly to lower fees at Credicorp Capital following a slow-down mainly in IM Trust (BCP Chile), while fee business at BCP remained flat, and higher fee expense at PPS was recorded due to a re-classification of expenses. Further, lower gains on FX transaction (in line with the lower volatility of the currency) were recorded this Q. All this was however more than compensated by the significantly smaller market mark-downs on the sovereign bond portfolio, what allowed BCP’s treasury to come out even this Q on the sale of securities and led to a US$ 10 million gain at Credicorp.

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The insurance business contributed better results as premium income grew 2.7% for the Q. In addition, claims were lower as a percentage of the business volume and technical commissions & expenses dropped a significant 7.6% this Q, leading to an increase of 25.4% of the total insurance technical results.

The medical services business, on the other hand, is performing well and has posted a 7.1% increase in its underwriting result this Q.

Net Operating income reflects the improvement in the business results and shows an increase of 28% for the Q, leading to a total amount of US$ 261.6 million

As indicated above, the stability of the local currency this 3Q resulted in a small translation loss on the Nuevos Soles portion of Credicorp’s equity of US$ 3.3 million. In addition taxes, which are determined based on the Nuevos Soles accounting results, remained high and totaled another US$ 75 million, given that BCP’s Soles reporting showed improved taxable results as lower losses on the sale of securities and lower costs more than compensated the translation gain reported last Q, and the improved results from PPS.

Consequently, given the absence of any significant distortions, results converted to US Dollars for reporting purposes reflect the good business and performance of Credicorp, but do incorporate the impact of the higher cost of risk for the Q (+3%) and for the year as a whole (+25.6%), which is evident in the ROE of 18% for this 3Q13 vs. 23.7% in 3Q12.

Credicorp Ltd.	Quarter			% Change		Year to date		% Change
US$ 000	3Q13	2Q13	3Q12	QoQ	YoY	Sep 13	Sep 12	YoY
Net Interest income	458,704	440,809	415,203	4.1%	10.5%	1,350,161	1,181,390	14.3%
Net provisions for loan losses	(118,580)	(115,038)	(94,389)	3.1%	25.6%	(328,400)	(274,877)	19.5%
Non financial income	270,465	258,880	275,636	4.5%	-1.9%	811,544	764,212	6.2%
Insurance services technical result	38,055	30,350	46,718	25.4%	-18.5%	104,122	91,972	13.2%
Medical Services Technical Result	6,927	6,466	(3,894)	7.1%	277.9%	18,927	(305)	6108.1%
Operating expenses (1)	(393,974)	(417,077)	(367,816)	-5.5%	7.1%	(1,213,908)	(1,015,975)	19.5%
Operating income (2)	261,597	204,390	271,458	28.0%	-3.6%	742,446	746,417	-0.5%
Core operating income	261,597	204,390	271,458	28.0%	-3.6%	742,446	746,417	-0.5%
Non core operating income	-	-	-	-	-	-	-	-
Translation results	(3,312)	(78,541)	33,105	-95.8%	-110.0%	(100,498)	44,604	-325.3%
Income taxes	(74,757)	(71,008)	(71,351)	5.3%	4.8%	(218,165)	(189,998)	14.8%
Net income	183,528	54,842	233,212	234.7%	-21.3%	423,782	601,024	-29.5%
Minority Interest	4,102	348	5,681	1080.3%	-27.8%	8,341	12,433	-32.9%
Net income attributed to Credicorp	179,426	54,494	227,531	229.3%	-21.1%	415,442	588,590	-29.4%
Net income / share (US$)	2.25	0.68	2.85	229.3%	-21.1%	5.21	7.38	-29.4%
Total loans	22,414,876	21,353,037	20,287,468	5.0%	10.5%	22,414,876	20,287,468	10.5%
Deposits and obligations	24,027,999	23,565,473	22,047,452	2.0%	9.0%	24,027,999	22,047,452	9.0%
Net shareholders' equity	4,089,916	3,885,127	4,007,654	5.3%	2.1%	4,089,916	4,007,654	2.1%
Net interest margin	5.13%	4.81%	5.13%			4.98%	5.17%
Efficiency ratio	42.0%	43.9%	43.6%			43.1%	41.9%
Return on average shareholders' equity	18.0%	5.4%	23.7%			13.4%	21.3%
PDL ratio	2.18%	2.11%	1.73%			2.18%	1.73%
PDL over 90 days	1.52%	1.45%	1.15%			1.52%	1.15%
NPL ratio (3)	2.76%	2.73%	2.39%			2.76%	2.39%
Coverage ratio of PDLs	162.6%	167.4%	191.3%			162.6%	191.3%
Coverage of NPLs	128.7%	129.3%	138.6%			128.7%	138.6%
Employees	27,457	27,518	25,149			27,457	25,149

(1) Employees' profit sharing is regisered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) NPLs: Non-performing loans = Past due loans + Refinanced and restructued loans. NPL Ratio = NPLs / Total loans.

Credicorp – The Sum of Its Parts

The trends evident this 3Q13 confirm our expectations with respect to several points:

i)	A further de-dollarization of our economy and our loan book, which brings significant benefits to our business such as lower funding costs and more profitable use of interest earning assets;

ii)	An improvement in margins led by better pricing tools introduced to our retail scoring models in conjunction with lower competitive pressure that is allowing increases in market shares, and the above point that leads to a re-allocation of Nuevos Soles denominated funds to higher yielding assets (loans).

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iii)	Good signs that indicate future lower cost of risk as new vintages show significantly better performances and the deterioration of the delinquent portfolio slows down.

iv)	A portfolio growth (mainly in the corporate world) that confirms certain recovery in business confidence and continuation of investment activity, as well as more caution regarding US Dollar borrowings.

The above facts are behind the recovery in BCP’s performance, which closes the 3Q13 with net income of US$150.8 million, and a contribution to Credicorp after minority interests of US$ 146.7 million, a result that reflects a recovery of BCP’s traditionally high ROEs (above 20s), though not yet to the expected levels as the today higher cost of risk related to the learning curve subsides and efficiencies are still to be achieved.

Earnings contribution to Credicorp	Quarter			Change %		Year to date		% Change
US$ 000	3Q13	2Q13	3Q12	QoQ	YoY	Sep 13	Sep 12	YoY
Banco de Crédito BCP (1)	146,677	33,291	188,225	341%	-22%	317,506	479,049	-33.7%
BCB (2)	3,921	4,052	5,274	-3%	-26%	12,646	16,178	-21.8%
Edyficar	11,330	5,361	9,671	111%	17%	24,544	24,604	-0.2%
Pacifico Grupo Asegurador	18,458	5,460	20,617	238%	-10%	35,176	49,103	-28.4%
Atlantic Security Bank	9,782	13,427	12,534	-27%	-22%	38,710	34,696	11.6%
Prima	12,541	14,372	9,450	-13%	33%	38,530	30,060	28.2%
Credicorp Capital (3)	886	1,469	-	-40%	-	8,789	-	-
Credicorp. Inv (4)	991	2,743	-	-64%	-	7,278	-	-
BCP Capital (5)	(106)	(1,274)	-	-92%	-	1,511	-	-
Credicorp Ltd. (6)	(5,659)	(12,809)	(5,620)	-56%	1%	(16,695)	(4,603)	263%
Others (7)	(3,260)	(715)	2,326	356%	-240%	(6,576)	285	-2406%
Net income attributable to Credicorp	179,426	54,494	227,531	229%	-21%	415,442	588,590	-29%

(1) Includes Banco de Crédito de Bolivia, Edyficar and eliminates the loss related to the sale of Correval (in 2Q13 it was aproximately US$ 9 million) for consolidation effects, to reflect the real contribution to Credicorp. Figures differ from those reported in the P&L because these contributions don't include Correval's results (these are consolidated in Credicorp Investments for management purposes).

(2) The figure is lower than the net income of BCB because Credicorp owns 97.7% of BCB (directly and inderectly).

(3) Figures Proforma - Unaudited, according to IFRS. Not yet consolidated but for purposes of this report is the sum of Credicorp Inv. and BCP Capital.

(4) Includes BCP Chile, IMT, Credicorp Inv individual, CSI, BCP Colombia and Correval.

(5) Includes Credifondo, Credibolsa, Credítitulos and Finanzas Corporativas.

(6) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.

(7) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

In 3Q13, BCP Bolivia reported net income of US$ 4.0 million, which represents a 3.2% decline QoQ. This was attributable to: i) growth in net provisions for loan losses of 112.6% due to the expansion of its loan portfolio, which hit the US$ 1 billion mark at the end of September (record high); and ii) an increase in operating expenses, which was due to the fact that extraordinary provisions were set aside for tax contingencies. The impact in income of the aforementioned increases were attenuated by growth in non-financial income (23.5%) QoQ after investments in Peruvian mutual funds recovered. These results led to an ROE of 12.4%.

Edyficar obtained net income of US$12.5 million (+127.3% QoQ) in 3Q13. This significant increase is associated, to a large extent, with a decrease in the translation loss, which was only - US$ 0.7 million this quarter (vs. - US$ 11.5 million in 2Q13). Nevertheless, operating income fell -15.4% this 3Q due to a 7.9% drop in net interest income, which was in turn attributable to strong competition in the microfinance sector. In annual terms, operating income grew +77.8% due to an improvement in net interest income (+32.3%), resulting from an important expansion in portfolio volume (+30.7%). This strong annual expansion was accompanied by a stable past due ratio, which remains at 4.03%. These results led to an ROAE of 30.7% in 3Q13.

Atlantic Security Bank (ASB) reported net income of US$ 9.8 million in 3Q13, which represented a decline of -27.2% QoQ. This drop is mainly attributable to lower gains on sales of securities given the realization in 2Q of an extraordinary gain associated to the liquidation of a fund. This resulted in a US$ 4.1 million drop QoQ in this line. Despite of this, ASB’s contribution to Credicorp in accumulated terms was US$ 38.7 million at the end of September 2013, which tops the figure reported in September 2012 by +11.6%. These results led to a ROAE of 22.1% for the 3Q.

The Pacifico Insurance Group (PGA) posted a significant recovery in net income reaching US$ 18.7 million in 3Q13. This result was primarily due to: i) an improvement in the underwriting results of the Property and Casualty (PPS) and Health (EPS) businesses due to an increase in premium turnover and a decrease in claims, and ii) higher financial income at PPS due to better performance of investments and mainly gains on real estate sales (US$ 7.7 million). In addition, the company’s translation result was situated at US$ 235 thousand this Q, which contrasts favorably with the loss of – US$ 6.4 million posted in 2Q13. These results allowed PGA to contribute US 18.5 million to Credicorp this quarter.

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An analysis of the results of each of PGA’s businesses reveals good evolution on all fronts: i) PPS’ earnings totaled US$ 7.6 million (+213.3% QoQ) mainly due to an increase in financial income following the sale of real estate assets (+10.9 million QoQ), an improvement in its underwriting result (+US$ 5.7 million QoQ), and a positive translation result (+US$ 4.2 million QoQ); ii) Pacifico Vida reported US$ 13.8 million in earnings (little variation) due to an increase in premium income and a positive translation result; and iii) EPS with medical subsidiaries reported earnings of US$ 0.4 million (+138.6% QoQ) due to an improvement in its underwriting result and due to higher occupancy rates at the network’s clinics and an increase in the average billing per patient due to more complex medical services.

Prima AFP reported net income of US$ 12.5 million at the end of 3Q13. This figure is 12.7% below 2Q13’s level. The QoQ drop is due to the fact that a translation gain of US$ 1.3 million was registered in 2Q13; while a translation loss of - US$ 67 thousand was recorded this Q. Income tax last quarter was also US$ 0.7 million less than this Q’s figure. Nevertheless in accumulated terms at the end of September 2013 net earnings totaled US$ 38.5 million, which represents growth of +28.2% with regard to the same period 2012. This expansion was due primarily to an increase in fee income, which coincides with expansion in the client portfolio (more than 200,000 affiliates during the assignment period). In this scenario, Prima AFP’s portfolio under management totaled US$ 11,112 million at the end of September 2013 (+3.9% QoQ), which represents 31.5% of system’s total FuMs. These results led to a ROAE of 31.7% at the end of 3Q13.

It is important to note that the impact of having lost the tender bid to be the AFP entitled to subscribe all new comers to the system will be minimal. This is due to the fact that although the new AFP won the right to capture new affiliates, these are new to the system and typically small contributors, which are not expected to be particularly representative in their contribution to total funds under management. In addition, Prima AFP will not incur the considerable expenses associated with capturing new affiliates.

Credicorp Capital reported net income at the end of 3Q13 of US$ 883 thousand, which allowed it to contribute US$ 8.8 million to Credicorp year to date. Gross income at the end of 3Q13 was distributed in the following way: sales & trading (38%), asset management (41%), corporate finance (13%) and others, such as trust commissions, trusts and treasury, which generated the remained (8%).

Credicorp Ltd’s line mainly includes tax retention on dividends paid to BCP and PPS and other expenses at the holding level. At the end of 3Q13, the negative contribution to Credicorp’s results dropped to less than half the amount reported in the previous Q and reached -US$ 5.6 million.

The others account includes primarily the results of Grupo Credito, which is in charge of managing start-ups such as Tarjeta Naranja (which is still in the red and represents the majority of the losses reported) and the fiduciary business.

Overall, Credicorp continued to report good growth and operating performance in 3Q13 in each of the currencies in which it conducts its business. The local currency was stable in 3Q and as such incorporated few distortions; in this context, ROE was situated at 18%.

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The table below summarizes Credicorp’s capital requirement as a mixed conglomerate whose main businesses are banking, insurance, pension funds, among others.

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
US$ (000)	Sep 13	Jun 13	Sep 12	Sep 13 / Jun 12	Sep 13 / Sep 12
Capital Stock	496,041	496,041	505,164	0.0%	-1.8%
Legal and Other capital reserves (1)	2,898,793	2,894,076	2,302,187	0.2%	25.9%
Minority interest (2)	102,463	104,642	94,547	-2.1%	8.4%
Loan loss reserves (3)	310,084	295,306	278,298	5.0%	11.4%
Perpetual subordinated debt	227,500	227,500	225,300	0.0%	1.0%
Subordinated Debt	1,282,284	1,282,284	1,139,132	0.0%	12.6%
Investments in equity and subordinated debt of financial and insurance companies	(167,392)	(185,497)	(181,221)	-9.8%	-7.6%
Goodwill	(361,769)	(361,620)	(369,949)	0.0%	-2.2%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	(218,150)	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	(282,601)	-	(1)
Total Regulatory Capital (A)	4,788,004	4,752,731	3,492,706	0.7%	37.1%

Tier I (5)	2,837,758	2,830,737	1,746,353	0.2%	62.5%
Tier II (6) + Tier III (7)	1,950,246	1,921,994	1,746,353	1.5%	11.7%

Financial Consolidated Group (FCG) Regulatory Capital Requirements	3,746,082	3,406,895	3,202,389	10.0%	17.0%
Insurance Consolidated Group (ICG) Capital Requirements	317,887	291,279	257,715	9.1%	23.3%
FCG Capital Requirements related to operations with ICG (8)	(53,879)	(55,500)	(28,730)	-2.9%	87.5%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	4,010,089	3,642,674	3,431,374	10.1%	16.9%
Regulatory Capital Ratio (A) / (B)	1.19	1.30	1.02	-8.5%	17.3%
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and Other capital reserves include restricted capital reserves (US$ 2,458 MM) and optional capital reserves ( US$441 MM).

(2) Minority Interest includes USD103.8 MM from minority interest Tier I capital stock and reserves and USD1.0MM from minority interest tier II capital stock and reserves.

(3) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Financiera Edyficar and Atlantic Security Bank.

(4) Tier II + Tier III can not be more than 50% of total regulatory capital.

(5) Tier II = Capital + Restricted capital Reserves + tier I capital stock and reserves from minority interest Goodwill - (0.5 x Investment in equity and subordinated debt of financial and insurance companies) + Perpetual subordinated debt.

(6) Tier II = Subordinated debt + minority interest tier II capital stock and reserves + Loan loss reserves - (0.5 x Investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

Credicorp has maintained a comfortable capitalization level as a holding, which at the end of September 2013 represents 1.19 times the capital required by Peru’s regulatory entity. This ratio falls below the figure reported at the end of 2Q13 and stems primarily from a +10.1% increase in the Total regulatory capital requirements. This expansion is primarily associated with an increase in the capital requirements at BCP, whose risk-weighted assets rose +6.7% QoQ. The increase in the latter was due primarily to growth in RWA for credit risk, which coincides with loan growth this quarter (+5%).

It is also important to note the Tier 1 represented 59.3% of Credicorp’s total regulatory capital.

The table shows that the majority of the group’s capital requirement (93.4%) is associated with its financial business, 73.8% of which is concentrated in BCP.

Credicorp’s income generation, coupled with the corporation’s policies on retained earnings, dividend payments, capitalization of earnings and reserve building, has allowed Credicorp to build a comfortable capital reserve to support its business expansion.

In addition, Credicorp holds approximately US$ 600 million in liquid investments that can be used at any time to strengthen its regulatory capital.

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II. Banco de Crédito del Perú Consolidated

In the absence of FX-volatility, BCP achieved a solid level of profitability in 3Q13 with net income of US$ 150.8 million (+469.7% with regard to last Q), which led to an ROAE of 21.9%.

The bank’s good business evolution was reflected in:

i)	NII, which grew +4.9% QoQ and +9.8% YoY. This improvement was primarily due to significant expansion in interest on loans, which coincided with +3.9% growth in average daily loan balances and improvements in funds allocation due to a use of less costly funding sources (+7.5% increase QoQ in non-interest bearing deposits and a -5.5% reduction QoQ in due to correspondents), which entail lower interest expenses. NIM increased to 5.27% during the same period.

ii)	Banking service commissions and gains on foreign exchange transactions, which remained at a solid level while net results on sales of securities improved significantly reaching only a small loss of US$0.7 million (vs. –US$27 million), given that sovereign bonds posted better performance this quarter. Consequently, non-financial income reported growth of 9.9% QoQ.

Operating expenses declined -8% QoQ given the absence of the non-recurring expenses reported in 2Q13, which were associated with a technical loss relative to Correval’s sale to Credicorp Capital, and a drop in expenses for salaries and employee benefits (-6.4% QoQ) due to improvements in human resource allocation, which entailed using normal rotation of personnel to reduce headcount, therefor reducing the number of employees to 22,615 at the end of 2Q13 to 22,403 at the end of 3Q13.

The aforementioned helped attenuate:

i)	The 3.2% increase in provision expenses, which led to an expenditure of US$ 119 million in net provisions for loan losses. This provisions level is, however, lower in relative terms than last Q given that it represents 28% of net interest income (vs. 28.4%) and 2.19% (vs. 2.23%) of loans. In absolute terms, the increase is attributed primarily to a maturing past due portfolio.

Operating efficiency was situated at 46.13%, which represents an improvement with regard to the 49.30% reported in 2Q13. The favorable evolution seen this Q was attributable to lower expenses, as indicated in the previous paragraph.

Despite strong loan growth, total assets posted a small increase of 0.5% QoQ as did also interest-earning assets increased, which increased only +1.1% QoQ and 9.0% YoY due to the bank’s decision to redirect investment assets to more profitable assets in response to an increase in loan demand, particularly in the LC segment.

At the end of 3Q13, in terms of average daily balances, the loan portfolio denominated in LC represented 45.9% of total loans. This level tops that reported in 2Q13 (44.9%) and 3Q12 (43.1%), and shows certain effectiveness of the Central Reserve Bank’s de-dollarization policy, which seems to have had a favorable impact on incentivizing loans in Nuevos Soles by reducing LC reserve requirements and increasing FC requirements, reducing the gap between rates in Nuevos Soles and US Dollars. According to BCRP, this measure is meant to ensure the ordered evolution of credit and offers more sources of financing in LC.

Following this trend, the evolution of LC loans was highly dynamic this quarter, which was reflected in an expansion of +9.1% QoQ and +28.0% YoY. This evolution was primarily attributable to extraordinary growth in the Wholesale Banking segment (+24.3% QoQ, +29.3% YoY), which was led by a +33.5% expansion in the Corporate Banking segment. The latter was in turn due, in large part, to loan disbursements for working capital. This unusual growth in the LC portfolio was due to a mix of factors, including: i) a de-dollarization in the demand for financing after the highly volatile 2Q, ii) the rate in Nuevos Soles is more competitive and attractive following a reduction in the reserve requirements for LC and increase in requirements for FC; iii) a shift from off-shore borrowings to Nuevo Soles denominated local borrowings, and iv) investment activities in corporate sectors have resumed. On the other hand, during 3Q13 Retail Banking expanded +4.9% QoQ and +26.1% YoY. This responds primarily to an increase in mortgage loans (+7.6% QoQ and +43.9% YoY) and SME loans (+3.8% TaT y +24.6% YoY).

7

Edyficar, whose portfolio is primarily in LC, maintained its growth levels and registered growth of +7.3% QoQ and excellent expansion of +42.1% YoY.

The FC portfolio’s evolution, although good, was significantly lower than that of the LC portfolio and reflected growth of +2.1% QoQ and +6.6% YoY. The combined result led to total portfolio growth of +3.9% QoQ and +12.2% YoY in terms of average balances.

With regard to accounting balances, BCP’s total loans at the end of September 2013 reached US$ 21,715 million, which represents growth of +5.0% QoQ and + 10.4% YoY. At the end of September 2013, BCP consolidated continued to lead the market with a 31.2% share. This situates the bank 10 percentage points above its closest competitor. These results reveal certain recovery in lending activity.

Loan NIM posted an increase of 16 bps QoQ, going from 8.19% to 8.35% at the end of 3Q13. Moreover, total NIM increased 28 bps to situate at 5.27%. The aforementioned is clear evidence of the positive impact generated by: i) the implementation of new pricing models in August and September in Retail Banking, and the SME (LC) and Mortgage (LC and FC) segments in particular, to ensure that rates are set according to client risk levels and ii) the 2.14% funding cost obtained (which is 3 bps lower than 2Q13’s figure) due to an efficient restructuring of our assets and liabilities.

In terms of portfolio quality, the past due ratio increased 9 bps to situate at 2.25% at quarter-end (vs. 2.16% at the end of 2Q13) while the 90-day past due ratio increased 7 bps, going from 1.45% to 1.52%. The increase in the past due ratio is due to a 9.4% expansion in the past due portfolio. This was in turn due to higher delinquency in the SME portfolio, which reached 8.03% at the end of 3Q13 (vs. 7.56% at the end of 2Q13), and coincides with the average maturity period of 24 months for pre-adjusted vintages (July 2011- august 2012) as indicated in last quarter’s report.

The increase in the past-due ratio was partially offset by an improvement in credit card delinquency levels, which fell 5 bps. This is proof that the post-adjustment vintages are performing increasingly well.

Banco de Credito and Subsidiaries	Quarter			% Change		Year to date		% Change
US$ 000	3Q13	2Q13	3Q12	QoQ	YoY	Sep 13	Sep 12	Sep 13 / Sep 12
Net financial income	425,215	405,388	387,131	4.9%	9.8%	1,242,511	1,084,891	14.5%
Total provisions for loan loasses	(119,019)	(115,288)	(94,604)	3.2%	25.8%	(328,980)	(275,537)	19.4%
Non financial income	211,659	192,604	223,350	9.9%	-5.2%	615,373	628,436	-2.1%
Operating expenses (1)	(303,434)	(329,881)	(295,724)	-8.0%	2.6%	(941,707)	(824,621)	14.2%
Operating income (2)	214,421	152,823	220,153	40.3%	-2.6%	587,197	613,169	-4.2%
Core operating income	214,421	152,823	220,153	40.3%	-2.6%	587,197	613,169	-4.2%
Non core operating income (3)	-	-	-	0.0%	0.0%	-	-	0.0%
Translation results	(2,877)	(63,395)	28,945	95.5%	-109.9%	(82,025)	37,371	-319.5%
Income taxes	(60,529)	(62,774)	(56,620)	-3.6%	6.9%	(185,345)	(159,218)	16.4%
Net income	150,826	26,473	192,046	469.7%	-21.5%	319,245	490,400	-34.9%
Net income / share (US$)	0.049	0.009	0.062	471.8%	-21.5%	0.103	0.158	-34.9%
Total loans	21,715,317	20,687,219	19,671,782	5.0%	10.4%	21,715,317	19,671,782	10.4%
Deposits and obligations	22,784,079	22,364,890	20,803,195	1.9%	9.5%	22,784,079	20,803,195	9.5%
Net shareholders' equity	2,843,292	2,670,880	2,644,881	6.5%	7.5%	2,843,292	2,644,881	7.5%
Net financial margin	5.27%	4.92%	5.41%			5.11%	5.30%
Efficiency ratio	46.1%	49.3%	48.4%			48.0%	48.0%
Return on average equity	21.9%	4.0%	30.2%			15.5%	26.8%
PDL ratio	2.25%	2.16%	1.78%			2.25%	1.78%
NPL ratio (4)	2.84%	2.80%	2.46%			2.84%	2.46%
Coverage ratio of PDLs	162.7%	168.7%	191.5%			162.7%	191.5%
Coverage ratio of NPLs	128.7%	130.1%	138.6%			128.7%	138.6%
BIS ratio	14.12%	15.06%	14.11%			14.1%	14.1%
Branches	387	380	359			387	359
Agentes BCP	5,385	5,705	5,479			5,385	5,479
ATMs	2,039	1,966	1,752			2,039	1,752
Employees (5)	22,403	22,615	19,524			22,403	19,524

* See notes in BCP and Subsidiaries income statement and balance sheet.

(1) Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) Includes non core operating income from net gain on sales of securities.

(4) NPLs: Non-performing lons = Past due loans + Refinanced and restructured loans. NPL Ratio = NPLs / Total loans.

(5) Excludes employees from BCP Colombia and BCP Chile.

8

With regard to liabilities, at the end of 3Q13, a +1.9% increase was evident in client deposits, which was primarily due to growth in non-interest bearing deposits (+7.5% QoQ) and an expansion in savings deposits (+2.6% QoQ). The aforementioned was partially offset by a decrease in CTS deposits (-6.1% QoQ). On the other hand, a decline was posted in amounts due to banks and correspondents (-5.5% QoQ) due to a decision to pay off/amortize the debt with foreign banks with surplus FC funds, which were generated by a decline in the demand for FC loans, as well as other liabilities (-18.2% QoQ). The positive evolution of deposits, coupled with a decrease in other funding sources, led the funding cost to fall while liabilities remained at virtually the same level reported last quarter. These results boosted the loan/deposit ratio in 3Q13 to 95.3%; this ratio, when disaggregated, clearly shows the de-dollarization trend.

Core income	Quarter			Change %		Year to date		% Change
US$ 000	3Q13	2Q13	3Q12	QoQ	YoY	Sep 13	Sep 12	Sep 13 / Sep 12
Net interest and dividend income (1)	425,215	405,388	387,131	4.9%	9.8%	1,242,511	1,084,891	14.5%
Fee income, net (2)	162,715	163,155	159,755	-0.3%	1.9%	477,782	447,563	6.8%
Net gain on foreign exchange transactions (2)	47,487	52,216	44,063	-9.1%	7.8%	146,273	126,053	16.0%
Core income	635,417	620,759	590,949	2.4%	7.5%	1,866,566	1,658,507	12.5%

(1) See note 1 in BCP and Subsidiaries income statement.

(2) See note 3 in BCP and Subsidiaries income statement.

Finally, core income increased +2.4% QoQ and +7.5% YoY. The excellent evolution of net interest and dividend income, which was primarily attributable to significant expansion in interest on loans, was particularly noteworthy this Q, while the drop in net results on FX transaction reflect the lower volatility in the currency.

This stable FX environment explains also the low translation result, which was this Q a small loss vs. the significant gain recorded last Q. However, since taxes are determined based on the Nuevos Soles accounting results, these were high last Q given the significant translation gains reported in Soles. Nevertheless, and despite the fact that translation results were minimal this Q, taxes paid remained high and totaled another US$ 60.5 million, given that BCP’s Soles reporting showed improved taxable results as lower losses on the sale of securities and lower costs more than compensated the translation gain reported last Q.

II.1 Interest-earning assets

While interest-earning assets increased only +1.1% QoQ and +9.0% YoY, it is important to note that the lending business (intermediation) evolved well, which is evident in the fact that total loans increased while investments available for sale decreased. This indicates that assets have been restructured to favor more profitable alternatives.

Interest earning assets	Quarter			% Change
US$ 000	3Q13	2Q13	3Q12	QoQ	YoY
BCRP and other banks (1)	6,519,429	6,254,247	5,684,038	4.2%	14.7%
Interbank funds	101,562	75,389	7,270	34.7%	1297.0%
Trading securities (2)	108,130	111,930	94,566	-3.4%	14.3%
Securities available for sale (3)	3,998,181	4,955,672	4,301,495	-19.3%	-7.1%
Total loans	21,715,317	20,687,219	19,671,782	5.0%	10.4%
Total interest earning assets	32,442,619	32,084,457	29,759,151	1.1%	9.0%

(1) 3Q12 figure differs from figure previously reported in US$ 19,585. See note (*) in BCP and Subsidiaries balance sheet for more detail.

(2) See note 2 in BCP and Subsidiaries balance sheet.

(3) See note 4 in BCP and Subsidiaries balance sheet.

The evolution of interest-earning assets was not particularly noteworthy this Q, posting only +1.1% growth QoQ. However the return on assets, which have been restructured to increase the share of profitable alternatives such as loans, has increased significantly. In this context, investments available for sale fell (-19.3% QoQ), which freed up funds for loan growth mainly in LC and allowed the bank to replace more expensive funding sources in US Dollars (due to banks); consequently, BCP increased its capacity to efficiently finance significant growth in total loans (+5.5% QoQ).

It is important to note that the decline in investments available for sale was due primarily to less investment in Certificates of Deposits, some of which reached maturity in 3Q13.

The aforementioned facilitated the +5.0% QoQ expansion in total loans, which posted noteworthy growth in LC loans (+9.9% QoQ) that was led by the excellent evolution of the Wholesale Banking portfolio (to be discussed in greater detail later in this report). This result coincides with BCRP’s measures (lower requirements for legal reserves in LC and higher requirements for FC products) to incentivize LC loans and reflects on-going loan de-dollarization. Total loans denominated in FC, which represent 53.1% of the total, grew slightly by +0.9% QoQ.

9

BCRP deposits and other banks grew +4.2% QoQ. An analysis of this item by currency type shows the impact of BCRP’s measures. As such, and in line with the decline in LC reserve requirements in 3Q, LC deposits fell (-19.5% QoQ). Deposits in BCRP and other banks in FC increased +14.9% QoQ given that the decrease observed in the growth of FC loans led to an increase in the available balance of US Dollars and subsequent growth in deposits in foreign financial institutions.

An analysis of the YoY evolution indicates solid growth of +9.0% in total interest-earning assets, which was mainly attributable to expansion in total loans (+10.4% YoY).

The table below shows the variations by currency type for each of the accounts that compose interest-earning assets:

	Local Currency (LC)			Foreign Currency (FC)
Change in Interest earning assets by the currency in	% Change		% Part.	% Change		% Part.
which they were generated	QoQ	YoY	3Q13	QoQ	YoY	3Q13
BCRP and other banks	-19.5%	11.4%	23.9%	14.9%	18.5%	76.1%
Interbank funds	15.0%	3400.0%	24.8%	42.8%	1075.4%	75.2%
Trading securities	17.7%	137.3%	92.0%	-68.3%	-82.6%	8.0%
Securities available for sale	-25.9%	-12.6%	59.8%	-8.6%	17.2%	40.2%
Total loans	9.9%	28.7%	46.9%	0.9%	3.0%	53.1%
Total interest earning assets	-1.7%	17.9%	43.9%	3.4%	8.2%	56.1%

Loan Portfolio

At the end of September 2013, the accounting balance of total loans at BCP was situated at US$ 21,715 million, which represents growth of +5.0% QoQ and + 10.4% YoY. The following figure shows the evolution of accounting balances and average daily balances for every month of the last year. During 3Q13 an upward trend is evident in average daily balances; growth in July is particularly noteworthy.

10

The analysis of average daily balances by currency indicates strong expansion in both currencies that was led primarily by the LC portfolio:

Average Daily Balances

	DOMESTIC CURRENCY LOANS (1)					FOREIGN CURRENCY LOANS (1)
	(Nuevos Soles million)					(US$ million)
	3Q13	2Q13	3Q12	QoQ	YoY	3Q13	2Q13	3Q12	QoQ	YoY
Wholesale Banking	6,379.1	5,130.7	4,934.2	24.3%	29.3%	7,613.4	7,433.8	7,207.0	2.4%	5.6%
- Corporate	4,214.7	3,157.6	3,077.5	33.5%	37.0%	4,827.1	4,732.8	4,514.9	2.0%	6.9%
- Middle Market	2,164.4	1,973.2	1,856.7	9.7%	16.6%	2,786.3	2,701.0	2,692.1	3.2%	3.5%
Retail Banking	18,715.5	17,832.8	14,843.8	4.9%	26.1%	2,924.4	2,922.0	2,771.4	0.1%	5.5%
- SME	6,131.6	5,908.5	4,920.5	3.8%	24.6%	285.1	285.4	271.6	-0.1%	5.0%
- Business	640.7	605.9	517.2	5.7%	23.9%	675.4	651.6	603.9	3.7%	11.8%
- Mortgages	5,445.3	5,060.5	3,784.0	7.6%	43.9%	1,452.4	1,484.9	1,461.7	-2.2%	-0.6%
- Consumer	4,069.7	3,868.5	3,403.9	5.2%	19.6%	395.9	385.8	333.8	2.6%	18.6%
- Credit Cards	2,428.2	2,389.4	2,218.2	1.6%	9.5%	115.5	114.4	100.5	1.0%	14.9%
Edyficar	2,270.4	2,116.5	1,597.7	7.3%	42.1%	10.2	10.0	10.7	1.5%	-4.7%
Others (2)	149.9	139.5	126.4	7.5%	18.6%	1,053.4	998.5	889.8	5.5%	18.4%
Consolidated total loans	27,514.9	25,219.6	21,502.1	9.1%	28.0%	11,601.3	11,364.4	10,878.9	2.1%	6.6%

(1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

At the end of 3Q13, the loan portfolio denominated in LC, in terms of average daily balances, represented 45.9% of total loans. This tops 2Q13’s figure (44.9%)1 and 3Q12’s result (43.1%). Additionally, this portfolio was highly dynamic this quarter, which is reflected in its expansion of +9.1% QoQ and +28.0% YoY.

This evolution was led primarily by the extraordinary performance of LC loans in Wholesale Banking (+24.3% QoQ), which posted noteworthy growth of +33.5% QoQ in the Corporate Banking segment that was due to the convergence of the following factors: i) in 1H, our clients kept their financing levels low but in 3Q, the levels rose when investment plans resumed; ii) financing requirements have shifted to Nuevos Soles due to high volatility in the exchange rate in 1H, which led to a shift from off-shore borrowing to Nuevos Soles denominated local borrowings; and iii) the rates in Nuevos Soles have become more competitive due to changes in BCRP’s legal reserve requirements. These conditions allowed the Corporate Banking business to post excellent results, which were led by loans for working capital.

Growth in the Wholesale Banking portfolio in FC (+2.4% QoQ) reflects the preference for LC loans. It is important to note that the +2.0% expansion in Corporate Banking’s FC portfolio was led by an increase in mid and long-term financing, followed by loans for working capital. The +3.2% QoQ growth in Middle Market Banking’s FC portfolio was due to an increase in mid and long-term financing for foreign trade. This coincides with growth in internal demand and a slight improvement in exports, which reached their highest level thus far this year in August.

On the Retail Banking front, the portfolio in LC expanded +4.9% QoQ while the FC-denominated portion remained stable (-0.1% QoQ). The variations inside the portfolio were as follows:

i)	The portfolios of the Business and Consumer segments expanded primarily in LC, +5.7% QoQ and +5.2% QoQ, respectively.

ii)	The Mortgage segment in LC expanded +7.6% QoQ while the FC portion fell -2.2% QoQ. This evolution was due primarily to the fact that approximately 90% of the new loans were in LC. The decline in the FC portfolio is attributable to a decrease in BCRP’s legal reserve requirements, which is directly associated with growth in Car and Mortgage Loans in FC and is meant to discourage loans in this currency;

iii)	The SME segment posted an increase in LC of +3.8% QoQ and remained stable in FC (-0.1% QoQ); these results are in line with this business's development because in August BCP began lending to finance end-of-year campaigns;

iv)	The Credit Card portfolio denominated in LC grew +1.6% QoQ while the portfolio denominated in FC increased +1.0% QoQ. Nevertheless an analysis of the total portfolio expressed in FC indicates a slight decline, -0.8% QoQ. This was attributable to daily volatility in the exchange rate in 3Q, which reached its highest level thus far this year in August.

1 The ratio of LC loans with regard to total loans for 2Q13 differs by 127 bps from the previously reported. Please consider the figure used in this report.

11

Edyficar, whose portfolio is mainly LC-denominated, maintained its levels of growth with +7.3% QoQ and excellent expansion of +42.1% YoY.

As mentioned earlier in the report, the significant expansion seen in the LC-denominated portfolio is in line with BCRP’s efforts to incentivize loan de-dollarization by reducing the legal reserve requirements for LC while increasing those for FC in 3Q.

Finally, if we analyze total loans expressed in FC in terms of average daily balances, we see +3.9% QoQ and +12.2% YoY. This growth was attributable to the expansion in the FC portfolio (+2.1% QoQ and +6.6% YoY) and the excellent performance of the LC-denominated portfolio (+9.1% QoQ), which was affected by daily volatility in the exchange rate in 3Q.

Average Daily Balances

	TOTAL LOANS (1)
	(US$ million)
	3Q13	2Q13	3Q12	QoQ	YoY
Wholesale Banking	9,897.0	9,320.7	9,095.7	6.2%	8.8%
- Corporate	6,335.9	5,894.0	5,692.8	7.5%	11.3%
- Middle Market	3,561.1	3,426.7	3,402.8	3.9%	4.7%
Retail Banking	9,623.9	9,478.8	8,454.3	1.5%	13.8%
- SME	2,480.0	2,458.0	2,155.4	0.9%	15.1%
- Business	904.7	874.3	801.9	3.5%	12.8%
- Mortgages	3,401.7	3,345.2	2,910.4	1.7%	16.9%
- Consumer	1,852.7	1,808.2	1,636.9	2.5%	13.2%
- Credit Cards	984.7	993.1	949.7	-0.8%	3.7%
Edyficar	822.9	788.1	622.4	4.4%	32.2%
Others (2)	1,107.0	1,049.8	938.1	5.5%	18.0%
Consolidated total loans	21,450.8	20,637.4	19,110.5	3.9%	12.2%

(1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

Loan Market Share

At the end of September, BCP consolidated continued to lead the loan market with a 31.2% share, which situates it 10 percentage points ahead of its closest competitor.

12

At the Retail Banking level, the segment that posted a gain in market share with regard to June 2013 was SME (from 24.6% to 25.0%). The Credit Card (from 22.0% to 22.0%) and Consumer (from 23.7% to 23.6%) segments maintained their levels of market share QoQ; however the Mortgage segment showed a slight decline in its market share, going from 33.6% to 33.2% QoQ. At the Wholesale Banking level, Corporate Banking’s market share remained the same as in June 2013 (45.7%); however Middle Market Banking reported a decline, going from 34.1% to 33.5% QoQ.

Dollarization

The share of the LC-denominated portfolio grew YoY and QoQ, going from 43.0% in 3Q12 and 44.7% in 2Q13 to 46.9% in 3Q13. An analysis of the YoY evolution shows that the de-dollarization process is still underway given that FC’s share of total loans fell approximately 380 bps; this is in line with YoY growth in Retail Banking loans, which are primarily disbursed in LC.

II. 2 Liabilities

At the end of 3Q13, total client deposits increased +1.9% QoQ. This was due primarily to an increase in non-interest bearing deposits of +7.5% QoQ and expansion in savings deposits (+2.6% QoQ). The aforementioned was offset by a decrease in CTS deposits (-6.1% QoQ). A decline was posted in loans due to banks and correspondents (-5.5% QoQ) and Other Liabilities (-18.2% QoQ). The positive evolution of deposits, coupled with a decrease in more expensive funding alternatives, pushed funding costs down and kept total liabilities at last quarter’s level.

Deposits and obligations	Quarter			% Change
US$ 000	3Q13	2Q13	3Q12	QoQ	YoY
Non-interest bearing deposits	5,801,749	5,396,314	5,612,351	7.5%	3.4%
Demand deposits	1,351,176	1,355,574	1,335,369	-0.3%	1.2%
Saving deposits	6,070,575	5,916,783	5,635,303	2.6%	7.7%
Time deposits	7,357,460	7,356,075	6,260,989	0.0%	17.5%
Severance indemnity deposits (CTS)	2,130,214	2,267,416	1,904,804	-6.1%	11.8%
Interest payable	72,905	72,728	54,379	0.2%	34.1%
Total customer deposits (1)	22,784,079	22,364,890	20,803,195	1.9%	9.5%
Due to banks and correspondents (2)	3,832,745	4,055,121	3,994,722	-5.5%	-4.1%
Bonds and subordinated debt	4,147,354	4,168,247	3,507,149	-0.5%	18.3%
Other liabilities (3)	723,650	884,903	2,103,935	-18.2%	-65.6%
Total liabilities	31,487,828	31,473,161	30,409,001	0.0%	3.5%

(1) See note 6 in BCP and Subsidiaries Balance Sheet.

(2) See note 7 in BCP and Subsidiaries Balance Sheet.

(3) See note 8 in BCP and Subsidiaries Balance Sheet.

13

Deposits

The increase reported in total deposits (+1.9% QoQ) is due primarily to:

i)	A +7.5% QoQ increase in non-interest bearing deposits. It is important to keep in mind that the level posted in 2Q13 was low due to the strengthening of the US Dollar and withdrawals by Corporate Banking clients to cover management payments (payments CAPEX, supplier payments, dividend payments, etc.). This type of deposit went from representing 24.1% of total deposits in 2Q13 to accounting for 25.5% in 3Q13; and

ii)	The +2.6% QoQ expansion in savings deposits, which was attributable to an increase in individual and corporate deposits as well as growth in savings deposits held by financial entities.

The aforementioned was attenuated by a decline in CTS deposits CTS (-6.1% QoQ). It is important to note that the CTS is paid in the month of May; as such, this item experiences seasonal growth in 2Q13, which leads to a subsequent decline in third-party deposits every 3Q.

In YoY terms, deposits increased 9.5%. This was due primarily to the +3.4% increase in non-interest bearing deposits and growth of +7.7% in savings deposits.

At the end of 3Q13, the loan/deposit ratio was situated at 95.3% (vs. 92.5% in 2Q13). By currency type, this indicator was situated at 85.1% in LC (vs. 75.5% in 2Q13) and 106.6% in FC (vs. 111.4% in 2Q13). This evolution coincides with the de-dollarization process underway in the loan portfolio.

Other funding sources

In terms of other sources of funding, which are typically denominated in FC, a -4.4% decline is evident QoQ. This drop was due to a decline (-5.5% QoQ) in amounts due to banks and correspondents that was associated with the cancelation and/or amortization of debt held with international banks.

Bonds and subordinated debt experienced a slight drop (-0.5% QoQ) that was related primarily to the cancelation and amortization of capital relative to outstanding bonds.

The decline in foreign funding, which is associated with debt reduction and bond issuances, was due to a decrease in the demand for FC financing, as is evident in the fact that the increase in FC-denominated portfolio was slight in comparison to the strong growth posted by LC loans.

Other Liabilities registered a decline (-18.2%) due to accounts receivables for forward and swap contracts. Also, to the fact that a lot of large transactions were pending at closing time on Saturday (the aforementioned pending transactions are accounted on the next month).

Funding Cost

Finally, the Bank’s funding cost was situated at 2.14%2 in 3Q13, which represents a 3 bps decline with regard to the figure posted in 2Q13 (2.17%3). This result was associated primarily with a solid +7.5% increase in non-interest bearing deposits QoQ and +2.6% growth in savings deposits. During the same period other more expensive funding alternatives fell (-4.4% QoQ).

2The funding cost is calculated with the following formula:

* Uses the average initial balance and the closing balance of total liabilities (without including other liabilities) for the period

3The funding cost for 2Q13 differs from the figure posted last quarter. Please refer to the figure presented in this report.

14

Market Share of Deposits

At the end of September 2013, BCP head fast to its position of market leader in deposits with a 31.6% share of total deposits in the financial system. Accordingly, the Bank continued to lead the system for different types of deposits in both local and foreign currency.

Market share by type of deposit and currency

	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	36.9%	38.1%	23.6%	38.3%
FC	35.5%	39.5%	30.6%	51.8%
LC: Local Currency
FC: Foreign Currency

Deposit Dollarization

Deposits in foreign currency increased from 45.3% at the end of 2Q13 to 47.5% at the end of 3Q13. In YoY terms, the de-dollarization process also drew back to post a 100 bps increase in the share of FC deposits.

15

Mutual Funds

Credifondo Peru’s mutual funds declined -5.3% QoQ, which coincides with high volatility in the international financial markets due to concerns that the Federal Reserve may withdraw its stimulus program; the fact that lower growth is expected in China; and the performance of the local market, where the General Stock Exchange Index drew back 22.9% in the first 9 months of the year. The aforementioned contributed to a lower level in mutual funds. The number of affiliates to Credifondo at the end of September was situated at 80,817, which represents a decline with regard to the 84, 384 reported at the end of June 2013. At quarter-end, Credifondo’s share of the Peruvian mutual funds market was situated at 42%.

Credifondo Bolivia’s mutual funds fell -8.9% QoQ. This was due primarily to two reasons: i) the tender for securities titles from the Central Bank of Bolivia, which increased the yield for 1-year and shorter maturity titles (to withdraw liquidity for the system to head off inflation); and ii) banks which require funding, are opening attractive rates for Time deposits. The aforementioned options constitute attractive alternatives for investors.

Customer funds	Quarter			% Change
US$ 000	3Q13	2Q13	3Q12	QoQ	YoY
Mutual funds in Perú	2,412,824	2,546,804	2,570,569	-5.3%	-6.1%
Mutual funds in Bolivia	64,545	70,845	84,106	-8.9%	-23.3%
Total customer funds	2,477,368	2,617,649	2,654,675	-5.4%	-6.7%

II.3 Net Interest Income

NII grew +4.9% QoQ and +9.8% YoY. This was primarily attributable to expansion in interest on loans, which coincides with +3.9% growth in average daily loan balances. Interest expenses fell -3.3%, which situated the NIM at 5.27% at the end of 3Q13.

Net interest income	Quarter			% Change		Year to date		% Change
US$ 000	3Q13	2T13	3Q12	QoQ	YoY	Sep 13	Sep 12	Sep 13 / Sep 12
Interest income (1)	608,643	595,032	553,998	2.3%	9.9%	1,804,691	1,552,961	16.2%
Interest on loans	563,218	545,309	497,702	3.3%	13.2%	1,649,188	1,388,563	18.8%
Interest on deposits with banks	7,982	7,913	12,038	0.9%	-33.7%	26,751	29,346	-8.8%
Interest on trading securities	36,930	41,228	38,696	-10.4%	-4.6%	119,833	118,182	1.4%
Other interest income **	513	582	5,562	-4.3%	-90.0%	1,916	10,207	-81.2%
Interest expense (2)	183,428	189,644	166,867	-3.3%	9.9%	562,180	468,070	20.1%
Interest on deposits	64,249	68,985	64,037	-6.9%	0.3%	211,666	181,965	16.3%
Interest on borrowed funds	35,722	35,806	35,286	-0.2%	1.2%	106,913	93,392	14.5%
Interest on bonds and subordinated note	64,433	65,323	55,566	-1.4%	16.0%	188,174	159,873	17.7%
Other interest expense	19,024	19,530	11,978	-2.6%	58.8%	55,427	32,840	68.8%
Net interest income	425,215	405,388	387,131	4.9%	9.8%	1,242,511	1,084,891	14.5%
Average interest earning assets (3)	32,263,538	32,976,722	28,623,227	-2.2%	12.7%	32,440,895	27,273,407	18.3%
Net interest margin*	5.27%	4.92%	5.41%			5.11%	5.30%

*Annualized.

**Includes interest and dividends from investments.

(1) See note 1 in BCP and Subsidiaries income statement.

(2) See note 2 in BCP and Subsidiaries income statement.

(3) See note 1 and 2 in II.1 Interest-earning assets table.

Interest income

The 2.3% QoQ expansion in interest income is associated primarily with growth in interest on loans. Although interest grew 3.3% in 3Q, this figure falls below the 3.9% expansion observed in the portfolio in terms of average daily balances. This reflects three factors, which when combined indicate relatively strong growth in interest income:

i)	Higher growth in Wholesale Banking (6.2% vs. 1.5% in Retail Banking) with much lower margins, which pressures growth in net interest income downward,

ii)	Adjustments in our retail banking models, which led to an increase in rates and

iii)	Strong expansion coupled with migration from wholesale loans in FC to loans in LC, which offer better margins,

16

In general terms, the increase in net interest income was attributable to a constant demand for credit, which took place despite rate increases in some segments, and loan migration to LC products in the wholesale banking portfolio.

The expansion in interest income was somewhat attenuated by a decrease in interest income for sales of securities and others (-10.4% QoQ) due to a decline in interest income for BCRP Certificates of Deposit, which was associated with lower interest on new certificates acquired in Nuevos Soles.

Interest expenses

The decline in interest expenses (-3.3% QoQ) is primarily due to lower interest on deposits given that growth in deposits this Q was mainly in the non-interest bearing segment, which grew 7.5% QoQ. This evolution, coupled with a 4% decline in amounts due to banks (typically in USD) after the demand for credit migrated to Nuevos Soles, contributed to improving the funding cost, which fell to 2.14% in 3Q13.

As discussed in the section on liabilities, it is important to note that the Bank has improved its fund allocation by currency type to ensure that the loan/deposit ratios are better matched (85.1% in LC and 106.6% in FC vs. 75.5% in LC and 111.35% in FC last Q). The aforementioned, which resulted from the portfolio de-dollarization and the evolution of rates in Nuevos Soles, contributed to improving the total contribution margin.

NIM4

An analysis of the loan NIM, which went from 8.19% to 8.35% at the end of 2Q13, indicates an increase of 16 bps. This reflects the migration to LC products and the effects of better pricing, particularly in Retail Banking loans.

The Net Interest Margin (NIM) rose from 4.92% in 2Q13 to 5.27% in 3Q13. This coincided with a solid 4.9% QoQ increase in net interest income and a decline in average interest earning assets of -2.2% QoQ, which was characterized by a restructuring of LC assets to favor more profitable assets such as loans.

4 Until 4Q12, total earning assets included current loans (including refinanced and restructured loans). Since 1Q13, total earning assets include total loans, meaning current loans and past due loans. NIM of loans is calculated as following:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earnings assets for the reporting period.

17

II.4 Past Due Portfolio and Net Provisions on Loan Losses

The past due ratio was situated at 2.25% this quarter, which tops the 2.16% reported in 2Q13. This growth is primarily associated with an increase in delinquency in the SME portfolio, which reached 8.03% due to the evolution of pre-adjusted vintages. Nevertheless it is important to note that delinquency in the Credit Card segment continues to decline in line with the adjustments made in the Bank’s credit policy.

Provision for loan losses	Quarter			% Change
US$ 000	3Q13	2Q13	3Q12	QoQ	YoY
Provisions	(131,739)	(127,673)	(106,485)	3.2%	23.7%
Loan loss recoveries	12,721	12,383	11,881	2.7%	7.1%
Net provisions, for loan losses	(119,018)	(115,290)	(94,604)	3.2%	25.8%
Net provisions / Total loans	2.2%	2.2%	1.9%	-	-
Net Provisions / Net Interest Income	28.0%	28.4%	24.4%	-	-
Total loans	21,715,317	20,687,219	19,671,782	5.0%	10.4%
Reserve for loan losses (RLL)	794,032	752,538	669,756	5.5%	18.6%
Charge-Off amount	84,203	72,923	68,284	15.5%	23.3%
Past due loans (PDL)	488,120	446,086	349,821	9.4%	39.5%
Non-performing loans (NPLs)	616,978	578,566	483,263	6.6%	27.7%
PDL ratio at 90 days	1.52%	1.45%	1.15%
PDL ratio	2.25%	2.16%	1.78%
NPL ratio	2.84%	2.80%	2.46%
Coverage of PDLs	162.7%	168.7%	191.5%
Coverage of NPLs	128.7%	130.1%	138.6%

Provisions

Although net provisions for loan losses increased 3.2% QoQ (to US$ 119 million) due to a maturing past due portfolio, they implied lower costs for risk and represented 28% of net interest income (lower than the 28.4% posted in 2Q13) and 2.19% of total loans this Q (vs. 2.23% last quarter).

The provisions stock at the end of 3Q13 increased 5.5% QoQ and was situated at US$ 794 million. Nevertheless growth in the past due and impaired portfolio rose slightly (9.4% QoQ and 6.6% QoQ respectively), which led the coverage ratios to fall somewhat and situate at 162.7% (coverage for past-due loans) and 128.7% (coverage of non-performing loans). It is important to note that these levels are comfortably above BCP’s internal limits. Charge-offs in 3Q13 totaled US$ 84.2 million, which represents a 15.5% increase with regard to the figure reported last quarter (US$ 72.9 million).

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Portfolio Quality

The past due ratio increased 9 bps to situate at 2.25% at the end of the quarter (vs. 2.16% at the end of 2Q13) while the 90-day past due ratio increased 7 bps, going from 1.45% to 1.52%.

The increase in the past due ratio is attributable to 9.4% growth in the past due portfolio, which was in turn due to higher delinquency in the SME segment. The past due ratio for the SME segment was situated at 8.03% at the end of 3Q13 (vs. 7.56% at the end of 2Q13), which is in line with the average maturity period of 24 months for pre-adjusted vintages (July 2011 - August 2012), as indicated last quarter.

The impaired portfolio (including refinancing) rose 6.6% QoQ. This translated into an increase of 4bps in this portfolio’s past due ratio, which was situated at 2.84% (higher than the 2.80% reported in 2Q13). It is important to note that BCP’s impaired portfolio continues to fall below that average ratio for impaired portfolios across the Peruvian financial system, which was situated at 3.0% at the end of September 2013 (Data SBS).

The graph below shows the evolution of the impaired portfolio’s ratio by segment and product.

An analysis of the evolution of the past due ratio by banking division and product indicates that the quality of the Bank’s portfolio remains stable with the exception of delinquency in the SME segment as referred to before, and which was expected:

i)	The credit card segment once again posted an improvement with regard to last quarter, falling 5 bps; this is proof that the post-adjustment vintages are performing increasingly well.

ii)	The consumer segment registered a slight increase in its past due ratio, which was situated at 2.56% (versus 2.41% en el 2Q13).

iii)	The mortgage loan portfolio posted a slight increase in its past due ratio, which rose from 1.22% in 2Q13 to 1.34% in 3Q13.

iv)	Edyficar’s past due ratio was situated at 4.03%. It is important to note that the ratio has been stable despite the fact that the loan portfolio grew +7.3% TaT.

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II.5 Non-financial income

At the end of 3Q13, banking service commissions and gains on foreign exchange transactions maintained a solid level while net results on sales of securities improved significantly reaching a significantly lower loss due to the positive evolution of sovereign bonds in Latin America this quarter. Consequently, non-financial income reported growth of 9.9% QoQ.

Non financial income (1)	Quarter			% Change		Year to date		% Change
US$ 000	3Q13	2Q13	3Q12	QoQ	YoY	Sep 13	Sep 12	Sep 13 / Sep 12
Fee income	162,715	163,155	159,755	-0.3%	1.9%	477,782	447,563	6.8%
Net gain on foreign exchange transactions	47,487	52,216	44,063	-9.1%	7.8%	146,273	126,053	16.0%
Net gain on sales of securities	(738)	(26,988)	17,652	97.3%	-104.2%	(26,675)	38,340	-169.6%
Other income	2,195	4,221	1,880	-48.0%	16.8%	17,993	16,480	9.2%
Total non financial income	211,659	192,604	223,350	9.9%	-5.2%	615,373	628,436	-2.1%

(1) See note 3 in BCP and Subsidiaries income statement.

Banking service commissions, which are considered core income, reported a slight decline of 0.3% QoQ due to a drop in Other Commissions. This drop was attributable to a decrease in commissions from Credicorp Capital in particular, which coincides with the evolution of the business, and to a decrease in commissions from commercial loans (leasing and mid and long-term financing products). The aforementioned drop in Other Commissions was attenuated by an increase in Miscellaneous Accounts, which posted noteworthy performance in the commissions generated for Debit Card products. It is important to note that in annual terms, non-financial income grew 1.9% YoY.

Net gains on foreign exchange transactions this Q, despite falling 9.1% QoQ due to significantly lower volatility in the exchange rate vs. 2Q13, performed very well. In annual terms, this source of income grew 7.8%.

Sales of securities reported an improvement of + 97.3% QoQ reaching only a small US$0.7 million loss, which was attributable to a decline in losses from sale and fluctuation of securities. In terms of sales, gains were reported on Latin American Government Bonds (Peru, Colombia and Brazil), which coincides with improved yields this quarter. Nevertheless, this improvement was offset by a loss on sales of BCRP CDs. In terms of fluctuation, BCP reported a lower loss this Q on its position in Latin American sovereign bonds, which once again was due to better yields this Q.

Other income fell - 48% in 3Q13, which was primarily due to the fact that extraordinary income of US$. 2.4 million was recognized in 2Q13 following the sale of Inmobiliaria BCP.

The table below provides details on the main component of non-financial services, banking service commissions:

Banking Fee Income	Quarter			Change %
US$ 000	3Q13	2Q13	3Q12	QoQ	YoY
Miscellaneous Accounts (1)	47,095	45,474	45,564	3.6%	3.4%
Off-balance sheet	11,217	11,446	10,659	-2.0%	5.2%
Payments and Collections	24,740	24,910	22,561	-0.7%	9.7%
Drafts and Transfers	9,281	9,303	9,318	-0.2%	-0.4%
Credit Cards	24,184	24,404	21,953	-0.9%	10.2%
Others fees	46,199	47,617	49,700	-3.0%	-7.0%
Personal loans (2)	6,612	5,810	4,200	13.8%	57.4%
SME loans (2)	6,349	5,458	4,196	16.3%	51.3%
Insurance (2)	4,585	4,768	3,803	-3.8%	20.6%
Mortgage loans (2)	3,968	3,932	3,652	0.9%	8.6%
Commercial loans (3)	4,190	5,851	5,209	-28.4%	-19.6%
Foreign trade (3)	4,535	3,831	3,722	18.4%	21.8%
Credicorp Capital	5,243	7,373	4,662	-28.9%	12.5%
Others (4)	10,718	10,593	20,257	1.2%	-47.1%
Total Comisiones	162,715	163,154	159,756	-0.3%	1.9%

(1) Saving accounts, current accounts and debit card.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Edyficar, network usage and other services to third parties, among others.

Source: BCP

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Finally, an analysis of financial income by currency type reveals an increase in LC-generated income, which is in line with business evolution. For example, growth of +6.5% QoQ was posted for banking services denominated in LC, which represented 73.5% of total fees.

	Local Currency (LC)			Foreign Currency (FC)
Change in non financial income by the currency	% Change		% Part.	% Change		% Part.
in which they were generated	QoQ	YoY	2Q13	QoQ	YoY	2Q13
Fee income	6.5%	15.7%	73.5%	-6.0%	-15.0%	26.5%
Net gain on foreign exchange transactions	-4.9%	19.9%	86.3%	-9.8%	-16.0%	13.7%
Net gain on sales of securities	96.3%	-107.0%	84.7%	98.1%	-101.7%	15.3%
Other income	-68.4%	-23.8%	33.3%	-26.7%	55.9%	66.7%
Total non financial income	16.0%	8.1%	76.0%	2.9%	-6.8%	24.0%

Distribution channels and Transactions

The average number of transactions increased +1.7% QoQ, which is attributable to an increase in banking penetration in the country. Growth in transactions is due mainly to transactions Internet Banking ViaBCP (+6.0% QoQ), which corresponds to the Bank’s effort to move clients to more cost-efficient channels. Other channels that reported a higher number of transactions were: Consult Your Balance Modules ViaBCP (+14.6% QoQ), P.O.S. points of sale (+3.2% QoQ), Mobile Banking (+14.8% TaT) and Telecrédito (+1.6% QoQ), which coincides with the Bank’s objective to increase the efficient use of the network of channels.

The YoY analysis indicates that the number of transactions grew +11.8%. Growth was particularly noteworthy in cost-efficient channels such as: Internet Banking ViaBCP (+16.0% YoY), Consult Your Balance Modules ViaBCP (+45.5% YoY), ATMs ViaBcP(+10.2% YoY) and Agentes BCP (+9.6% YoY).

	Monthly average in each quarter						Change %
N° of Transactions per channel	3Q13%		1Q13%		3Q12%		QoQ	YoY
Teller	10,075,605	11.9%	10,334,170	14.1%	10,512,965	14.8%	-2.5%	-4.2%
ATMs Via BCP	14,931,056	17.7%	14,935,718	18.2%	13,543,934	18.2%	0.0%	10.2%
Balance Inquiries	5,474,766	6.5%	4,779,041	4.8%	3,762,887	5.4%	14.6%	45.5%
Telephone Banking	2,749,498	3.3%	2,872,801	3.9%	2,622,774	3.6%	-4.3%	4.8%
Internet Banking Via BCP	18,991,719	22.5%	17,922,367	20.5%	16,374,601	21.2%	6.0%	16.0%
Agente BCP	14,876,251	17.6%	15,454,927	18.2%	13,569,423	17.0%	-3.7%	9.6%
Telecrédito	7,330,772	8.7%	7,216,271	9.0%	6,781,285	8.9%	1.6%	8.1%
Mobile banking	1,495,892	1.8%	1,303,456	1.6%	969,813	1.2%	14.8%	54.2%
Direct Debit	713,759	0.8%	672,811	0.7%	565,564	0.8%	6.1%	26.2%
Points of Sale P.O.S.	7,588,016	9.0%	7,354,841	8.6%	6,539,434	8.5%	3.2%	16.0%
Other ATMs network	317,179	0.4%	289,304	0.4%	374,900	0.5%	9.6%	-15.4%
Total transactions	84,544,514	100.0%	83,135,707	100.0%	75,617,580	100.0%	1.7%	11.8%

Source: BCP

BCP’s distribution channels had a total of 7,811 points of customer access at the end of 3Q13. This represents a -3.0% decline with regard to the number registered at the end of 2Q13 but reflects an increase of +2.9% with regard to the figure at the end of 3Q12. This QoQ evolution is attributable to a decrease in the number of Agentes BCP (-5.6% QoQ) given that in 3Q13, the Bank identified Agents that: i) were not profitable during the year, ii) conducted no transactions over a one-month period and/or iii) had a legal representative with a poor credit history. All of the aforementioned factors are in line with the Bank’s objective of increasing the efficiency of its channels.

The QoQ evolution at the BCP level overshadowed growth in the number of ATMs (+3.7% QoQ and +16.4% YoY) and expansion at the branch level (+1.8% QoQ and +7.8% YoY), which are in line with the Bank’s strategy to increase banking penetration in the country.

	Balance as of			% Change
	3Q13	2Q13	3Q12	QoQ	YoY
Branches	387	380	359	1.8%	7.8%
ATMs	2039	1966	1752	3.7%	16.4%
Agentes BCP	5385	5705	5479	-5.6%	-1.7%
Total	7811	8051	7590	-3.0%	2.9%

Source: BCP

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II.6 Operating Expenses and Efficiency

Operating expenses fell -8% QoQ due to a decrease in Other Expenses associated with non-recurring expenses in 2Q13 and a decline in expenses for salaries and employee benefits (-6.4% QoQ). The efficiency ratio was situated at 46.13%, which represents an improvement over the 49.30% reported at the end of 2Q13.

Operating expenses (1)	Quarter			% Change		Year to date		% Change
US$ 000	3Q13	2Q13	3Q12	QoQ	YoY	Sep 13	Sep 12	Sep 13 / Sep 12
Salaries and employees benefits	149,547	159,823	151,912	-6.4%	-1.6%	471,691	431,448	9.3%
Administrative and general expenses	118,567	122,057	111,850	-2.9%	6.0%	351,652	296,571	18.6%
Depreciation and amortization	25,025	24,177	22,111	3.5%	13.2%	73,315	68,793	6.6%
Other expenses	10,295	23,824	9,851	-56.8%	4.5%	45,049	27,809	62.0%
Total operating expenses	303,434	329,881	295,724	-8.0%	2.6%	941,707	824,621	14.2%
Efficiency ratio	46.1%	49.3%	48.4%			48.0%	48.0%

(1) See note 4 in BCP and Subsidiaries income statement.

Operating expenses declined -8%. This was due primarily to a significant drop in Other Expenses (-56.8%), which was in turn attributable to the fact that a non-recurring loss was registered in 2Q13 due to Correval’s sale to Credicorp Capital. Expenses for salaries and employee benefits also fell this Q due to efforts to improve Human Resource management, which entailed natural and organic rotation of personnel, reducing the number of employees from 22,615 at the end of 2Q13 to 22,403 at the end of 3Q13.

The table below provides details on Administrative Expenses:

Administrative Expenses	Quarter						% Change
US$ (000)	3Q13%		2Q13%		3Q12%		QoQ	YoY
Marketing	14,633	12.3%	15,271	12.5%	14,220	12.7%	-4.2%	2.9%
Systems	11,062	9.3%	10,675	8.7%	11,901	10.6%	3.6%	-7.1%
Systems Outsourcing	10,046	8.5%	9,472	7.8%	9,501	8.5%	6.1%	5.7%
Transport	9,355	7.9%	9,643	7.9%	8,905	8.0%	-3.0%	5.1%
Maintenance	4,228	3.6%	3,615	3.0%	4,327	3.9%	17.0%	-2.3%
Communications	5,758	4.9%	6,617	5.4%	6,007	5.4%	-13.0%	-4.1%
Consulting	6,346	5.4%	7,378	6.0%	4,607	4.1%	-14.0%	37.8%
Others	34,400	29.0%	37,300	30.6%	31,745	28.4%	-7.8%	8.4%
Taxes and contributions	12,377	10.4%	7,951	6.5%	5,367	4.8%	55.7%	130.6%
Other subsidiaries and eliminations, net	10,362	8.7%	14,134	11.6%	15,270	13.7%	-26.7%	-32.1%
Total Administrative Expenses	118,567	100.0%	122,057	100.0%	111,850	100.0%	-2.9%	6.0%

Source: BCP

Administrative expenses and general expenses fell -2.9% QoQ, mainly as a result of a -26.7% decrease in expenditure for Other Subsidiaries, which was due to the fact that Correval’s expenses are no longer contemplated in the BCP balances. Other minor expenses fell -7.8% QoQ due to a decrease in commissions at the Agentes BCP level, which reflects efforts to increase this channel’s efficiency by closing Agentes BCP that are not profitable. It is also important to mention that a slight decline was posted in third-party commissions and supplies.

In annual terms, operating expenses increased +2.6% YoY. This was primarily due to and expansion in administrative and general expenses (+6% YoY). The most noteworthy growth was posted for Other Minor Expenses (+8.4% QoQ), which was due primarily to an increase in Institutional Expenses and Space Rental. Consulting expenses also increased somewhat this Q (+37.8%).

II.7 Net Shareholders’ Equity and Regulatory Capital

BCP’s profitability in 3Q13 was solid. This led to a ROAE of 21.9%, which is in line with the +470% expansion QoQ in net income and led to an increase of 89.6% in income for the year. The BIS ratio fell from 15.06% to 14.12%. It is important to note that this level is still significantly higher than the legal minimum (10%) and the internal limit (13.7%).

22

Shareholders' equity	Quarter			% Change
US$ 000	3Q13	2Q13	3Q12	QoQ	YoY
Capital stock	1,237,652	1,237,652	1,019,491	0.0%	21.4%
Reserves	788,325	788,325	711,685	0.0%	10.8%
Unrealized gains and losses	140,603	119,017	148,707	18.1%	-5.4%
Retained earnings	357,467	357,467	274,596	0.0%	30.2%
Income for the year	319,245	168,419	490,402	89.6%	-34.9%
Net shareholders' equity	2,843,292	2,670,880	2,644,881	6.5%	7.5%
Return on average equity (ROAE)	21.9%	4.0%	30.2%

Net shareholders’ equity at the end of 3Q13 increased (6.5% QoQ). This was due primarily to growth in accumulated earnings this Q (+89.6%) and higher gains on unrealized earnings (+18.1% QoQ), which were possible due to improvements in market conditions that led to a more favorable mark to market for the Bank’s portfolio. The expansion in quarterly earnings with regard to the increase in average net shareholders’ equity boosted the ROAE, which was 4.0% in 2Q13 to 21.9% at the end of 3Q13.

The capital sufficiency ratio (BIS) was situated at 14.12%, which represents a decline with regard to 2Q13 (15.06%). This result was attributable to growth of +6.7% QoQ in risk-weighted assets (RWA), which was in turn associated with an increase of RWA for credit risk due to loan growth this quarter (+5.0%).Finally, it is important to note that the TIER 1 and TIER 1 Common remained within established limits, going from 9.86% in 2Q13 to 9.27% in 3Q13 in the case of TIER 1 and falling from 8.58% in 2Q13 to 8.33% in 3Q13 for TIER 1 Common. Both of these figures are situated above our internal limits, which are set at 8.5% and 8.0% respectively.

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% Change
US$ (000)	3Q13	2Q13	3Q12	QoQ	YoY
Capital Stock	1,348,892	1,348,892	1,227,058	0.0%	9.9%
Legal and Other capital reserves	870,679	870,679	856,266	0.0%	1.7%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	287,451	273,891	260,052	5.0%	10.5%
Perpetual subordinated debt	250,000	250,000	250,000	0.0%	0.0%
Subordinated Debt	1,223,717	1,223,717	1,091,667	0.0%	12.1%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(265,593)	(253,348)	(436,517)	4.8%	-39.2%
Investment in subsidiaries and others	498,401	460,780	687,632	8.2%	-27.5%
Unrealized profit and net income in subsidiaries	232,808	207,432	251,115	12.2%	-7.3%
Goodwill	(43,883)	(43,883)	(46,991)	0.0%	-6.6%
Total Regulatory Capital	3,671,264	3,669,948	3,201,535	0.0%	14.7%

Tier 1 (2)	2,409,296	2,402,730	2,193,632	0.3%	9.8%
Tier 2 (3) + Tier 3 (4)	1,261,968	1,267,218	1,007,903	-0.4%	25.2%

Total risk-weighted assets	25,994,615	24,370,124	22,687,882	6.7%	14.6%
Market risk-weighted assets (5)	1,362,380	1,285,854	783,651	6.0%	73.9%
Credit risk-weighted assets	22,946,241	21,859,893	20,744,731	5.0%	10.6%
Operational risk-weighted assets	1,685,993	1,224,377	1,159,500	37.7%	45.4%

Market risk capital requirement (5)	136,238	128,585	76,798	6.0%	77.4%
Credit risk capital requirement	2,294,624	2,185,989	2,032,984	5.0%	12.9%
Operational risk capital requirement	168,599	122,438	113,631	37.7%	48.4%
Additional capital requirements	452,577	323,925	-	39.7%	-

Capital ratios
Tier 1 ratio (6)	9.27%	9.86%	9.67%
Tier 1 Common ratio (7)	8.33%	8.58%	8.03%
BIS ratio (8)	14.12%	15.06%	14.11%
Risk-weighted assets / Regulatory Capital (9)	7.08	6.64	7.09

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets.

(7) Tier I Common = Capital + Reserves – 100% of Investment in Subsidiaries + retained earnings adjusted by average payout.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(9) Since July 2011, Risk-weighted assets = Credit risk-weighted assets * 0.98 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 0.5.

23

III. Banco de Crédito de Bolivia

Banco de Crédito de Bolivia	Quarter			Change %		Year to date		% Change
US$ millions	3Q13	2Q13	3Q12	QoQ	YoY	Sep 13	Sep 12	Sep 13 / Sep 12
Net interest income (1)	17.2	16.2	15.5	6.0%	11.1%	49.6	42.9	15.6%
Net provisions for loan losses	(4.3)	(2.0)	(1.5)	112.6%	178.3%	(7.3)	(5.7)	27.3%
Non financial income	8.7	7.1	7.5	23.5%	17.0%	24.8	22.3	11.1%
Operating expenses	(15.8)	(14.9)	(12.5)	5.9%	26.5%	(47.6)	(36.9)	29.2%
Operating Income	5.8	6.3	8.9	-8.4%	-34.7%	19.5	22.7	-13.9%
Translation result	0.0	-0.6	0.0	-100.6%	100.0%	(0.6)	0.0	100.0%
Income tax	(1.8)	(1.6)	(3.5)	13.8%	-48.0%	(5.9)	(6.1)	-2.6%
Net Income	4.0	4.1	5.4	-3.2%	-25.7%	12.9	16.6	-21.8%
Total loans	1,014.6	948.1	844.7	7.0%	20.1%
Past due loans	17.0	15.3	11.5	10.8%	48.0%
Net provisions for possible loan losses	(35.6)	(33.3)	(30.0)	6.7%	18.8%
Total investments	337.7	361.6	348.2	-6.6%	-3.0%
Total assets	1,576.3	1,537.8	1,380.7	2.5%	14.2%
Total deposits	1,392.4	1,356.9	1,210.0	2.6%	15.1%
Net shareholders' equity	144.4	140.4	130.0	2.9%	11.0%
PDL ratio	1.69%	1.63%	1.37%
Coverage of PDLs	224.6%	230.3%	275.0%
ROAE *	12.4%	11.9%	17.0%
Branches	46	43	40
Agentes	41	37	25
ATMs	243	235	189
Employees	1,694	1,652	1,507

* Accumulated ROE for September 2013: 12.4%, September 2012: 18.3%

(1) Reclassification of performance of investments in funds previously registered in Interest Income (Net Interest income) to Net Gain on Sale of Securities (non financial income).

BCP Bolivia posted a net income of US$ 4.0 million in 3Q13, which represents a decline of 3.2% QoQ. This was primarily attributable to growth of 112.6% QoQ in net provisions for loan losses due to loan growth and higher delinquency as well as the 5.9% increase in operating expenses QoQ after the bank set aside extraordinary provisions (tax contingencies). The increases in portfolio provisions and operating expenses were attenuated by growth in non-financial income (+23.5% QoQ), which was associated with recoveries from Peruvian mutual funds.

In the same line, in a YoY basis, BCP Bolivia posted a negative variation in its net income (-25.7%). This was mainly due to a 26.5% increase in operating expenses, which was in turn mainly attributable to the new tax on sales of foreign currency and the salary increases required by law, and moves to set aside more provisions (+112.6%). This scenario was partially offset by growth in interest income (+11.1%), which was attributable to loan growth (+20.1%) and a 17.0% increase in non-financial income, which was due mainly to international money transfers.

BCP Bolivia’s prudent approach to loan risk management allowed it to post a past due ratio of 1.69% for 3Q13 (1.63% in 2Q13 and 1.37% in 3Q12) and a coverage ratio of 224.6% (230.3% in 2Q13 and 275.0% in 3Q12). Despite increases in its past due ratio, BCP Bolivia continues to be one of the most stable and reliable entities in the Bolivian banking system, which posted a past due ratio of 1.63% and a coverage ratio of 258.2% at the end of 3Q13. BCP Bolivia’s ROAE in 3Q13 was situated at 12.4%.

Assets and Liabilities

BCP Bolivia hit a milestone in September 2013, when its direct portfolio reached US$ 1,041.6. This figure represented a +7.0% increase with regard to the US$ 948.1 million reported at the end of June 2013 and was 20.1% higher than the level registered at the end of September 2012. Loan growth QoQ was due primarily to a significant contribution from Retail Banking (which currently represents 58.9% of BCP Bolivia’s portfolio), which expanded 6.5% QoQ and 35.7% YoY. The segments that posted the highest growth in the Retail portfolio were: i) SMEs (+9.4% QoQ and +39.3% YoY) ii) Home Loans (+6.2% QoQ and +34.2 YoY) and iii) Personal Loans (+1.2% QoQ and +35.5% YoY). The Wholesale Banking portfolio, which represents 38.7% of BCP Bolivia’s total loans, posted +8.0% growth QoQ and +12.1% YoY.

BCP Bolivia’s investment balance at the end of September 2013 totaled US$ 337.7 million, which represents a reduction of 6.6% QoQ and 3.0% YoY. The QoQ trend is attributable to the fact that BCP Bolivia’s investments in the Central Bank of Bolivia have reached maturity.

In terms of liabilities, BCP Bolivia’s deposit level expanded 2.6% QoQ. This was due primarily to the 18.9% growth in term deposits. A YoY analysis reveals a 15.5% increase, which was attributable to expansion in term deposits (+47.7%) and savings (+13.9%).

24

Net shareholders’ equity increased 2.9% QoQ and 11.0% YoY. As a show of confidence in BCP Bolivia’s performance, Credicorp decided to reinvest the earnings generated in 2012 to strengthen the Bank’s equity and drive loan growth.

Finally, BCP Bolivia has maintained a solid and stable market share of 10.8% on current loans (fourth place in the banking system) and 11.4% on total deposits (fifth place in the banking system).

25

IV. Financiera Edyficar

Edyficar	Quarter			% Change		Year to date		% Change
US$ 000	3Q13	2Q13	3Q12	QoQ	YoY	Sep 13	Sep 12	Sep 13 / Sep 12
Net financial income	51,472	55,861	38,900	-7.9%	32.3%	156,299	108,589	43.9%
Total provisions for loan loasses	(6,781)	(8,092)	(7,186)	-16.2%	-5.6%	(23,404)	(18,469)	26.7%
Non financial income	477	194	450	145.3%	6.0%	1,170	1,061	10.3%
Operating expenses	(27,299)	(26,852)	(22,115)	1.7%	23.4%	(81,062)	(61,606)	31.6%
Operating Income	17,869	21,111	10,049	-15.4%	77.8%	53,002	29,575	79.2%
Translation results	(743)	(11,385)	3,006	-93.5%	-124.7%	(14,916)	4,978	-399.7%
Income taxes	(4,618)	(4,223)	(3,128)	9.4%	47.6%	(12,013)	(9,296)	29.2%
Net income	12,508	5,503	9,927	127.3%	26.0%	26,073	25,257	3.2%
Contribution to BCP	12,482	5,492	9,907	127.3%	126.0%	26,018	25,204	3.2%
Total loans (1)	874,203	815,029	668,979	7.3%	30.7%	874,203	668,979	30.7%
Past due loans	35,212	32,222	26,886	9.3%	31.0%	35,212	26,886	31.0%
Net provisions for possible loan losses	(59,047)	(56,201)	(46,157)	5.1%	27.9%	(59,047)	(46,157)	27.9%
Total assets	1,197,234	1,133,505	1,013,915	5.6%	18.1%	1,197,234	1,013,915	18.1%
Deposits and obligations	472,260	454,862	530,526	3.8%	-11.0%	472,260	530,526	-11.0%
Net shareholders´ equity	118,271	105,763	87,137	11.8%	35.7%	118,271	87,137	35.7%
PDL / Total loans	4.03%	3.95%	4.02%			4.03%	4.02%
Coverage ratio of PDLs	167.7%	174.4%	171.7%			167.7%	171.7%
Return on average equity (2)	30.7%	14.3%	23.8%			21.9%	24.1%
Branches	186	174	148
Employees	4,187	3,974	3,339

(1) Accrued interest on current loans is now included as part of total loans.

(2) Net shareholders´ equity includes US$ 50.7 millions from goodwill.

Edyficar posted net income of US$ 12.5 million in 3Q13. This represents an increase of 127.3% QoQ, which was primarily attributable to a decrease in the translation loss (US$ 0.7 million).

Operating income contracted -15.4% QoQ, which was mainly due to a decrease in net interest income (-7.9% QoQ) in a less favorable scenario this quarter according to BCRP. Expenses for net provisions for loan losses fell (-16.2% QoQ) and growth was reported in non-financial income (+145.3% QoQ) and Operating Expenses (+1.7% QoQ).

In YoY terms operating income was situated at 77.8% due to growth in net interest income (+32.3%), which was due primarily to an increase in portfolio volume (+30.7%).

With regard to portfolio volume and quality, the loan portfolio grew 7.3% QoQ to reach US$ 874.2 million. This represented expansion of 30.7% YoY and enables Edyficar to continue to gain market share in the microfinancing market. The past due portfolio reported growth of 9.3% QoQ and 31.0% YoY and registered a past due ratio of 4.03% this Q, which is slightly higher than the result posted in 2Q12. This is increase in delinquency is related to small coffee producers, in Peru´s central jungle, due to a fungi that affects their plantations called roya amarilla. The coverage ratio for past due loans was situated at 167.7% at the end of 3Q13.

Total assets grew +5.6% QoQ and +18.1% YoY. This positive result was attributable to loan growth of +7.3% QoQ and +30.7% YoY. The bank continued to increase its branch network and currently has 186 offices; this number tops the 174 branches reported last quarter.

Net shareholders’ equity grew 11.8% this 3Q, due to an increase in accumulated results. For this same Q, the return on average equity (ROAE), including goodwill, was situated at 30.7% and without goodwill, at 44.7%.

In accumulated terms at the end of September 2013, Edyficar posted a 3.2% increase in net income. Financial income reported solid growth (+43.9%) while non-financial income grew 10.3%; nevertheless, income growth was offset by a translation loss of -400.0% (primarily due to the Nuevo Sol’s strong depreciation in 2Q13), higher expenses for net provisions for loan losses (+26.7) and an increase in operating expenses (+31.6%).

The results obtained by Financiera Edyficar proofs that it continues to contribute to BCP’s objectives in terms of loan growth and earnings generation.

26

V. Credicorp Capital

Net consolidated income at Credicorp Capital in 3Q13 totaled US$ 883 thousand, of which: BCP Capital generated a loss of US$ 108 thousand; Credicorp Investments Individual produced earnings of US$ 991 thousand; Correval posted earnings of US$ 558 thousand; IM Trust reported a loss of US$ 593 thousand; and CSI generated earnings of US$ 51 thousand. In the case of BCP Capital, the accounting loss reported for the translation result totaled US$ 225 thousand- which contrasts with the result of US$2.7 million reported in 2Q13- after regional currencies stabilized.

Earnings contribution	Quarter		% Change	Year to date
US$ 000	3Q13	2Q13	QoQ	Sep 13
BCP Capital	-108	-1,305	-91.7%	1,547
Credicorp Investments	991	2,741	-63.8%	7,278
Credicorp Investments (Holding)	975	958	1.8%	2,760
BCP Colombia (Correval) (1)	558	648	-13.9%	2,409
BCP Chile (IM Trust)	-593	1,026	-157.8%	1,838
CSI (2)	51	109	-53.0%	271
Credicorp Capital	883	1,436	-38.5%	8,825
Contribution to Credicorp (1)	885	1,467	-39.7%	8,788

* Proforma figures, according to IFRS

(1)BCP Colombia earnings are part of the Consolidated since the end of 2T13.

(2) Starting 3Q13, CSI results are consolidated in Credicorp Investments.

(2) BCP Capital contributes with 97.66%; Credicorp investments and CSI with 100% of their results.

The aforementioned represented a contribution to Credicorp of US$ 885 thousand in 3Q13. In accumulated terms at the end of September 2013, Credicorp Capital had contributed US$ 8.8 million to Credicorp.

Gross income, which totaled US$ 37.6 million in 3Q13, can be broken down as follows: 38% for the sales & trading business; 41% for asset management; 13% for corporate finance; and the remaining 8% for others, such as income from trust commissions, trusts, and treasury. It is important to note that gross income in 3Q13 posted a decline of -2.3%. Earnings at BCP Capital and IM Trust were affected by economic deceleration and the fact that regional stock exchanges performed less favorably this Q, which had a particularly significant impact on the corporate finance business and variable income transactions in sales & trading. Correval maintained its position due to the prevalence of its fixed income transactions, which have covered more than 120% of the accumulated budget in 3Q13. In accumulated terms at the end of 3Q13, BCP Capital, Correval and IM Trust confirmed their leadership of the local secondary equity markets with 47.1%, 22% and 26.4% of their respective market shares. BCP Capital still leads the local primary fixed income market with a 47% share.

Total expenses amounted to US$ 33.9 million in 3Q13. The main components this Q were salaries and employee benefits, administrative expenses and support expenses, which posted an increase of 10.1% QoQ. With regard to operating efficiency, Credicorp Capital’s efficiency ratio was 85.9% in 3Q13. In accumulated terms at the end of September 2013, expenses totaled US$ 97.2 million, which situated the accumulated efficiency ratio at 77.4%.

Credicorp Capital’s main transactions in 3Q13 involved Corporate Finance team, which in conjunction with the Sales & Trading team, acted as joint lead manager of a significant number of transactions in the international bond market (144A / RegS): Hunt Oil Company of Peru (US$ 355 million), Graña y Montero (ADS for US$ 413 million) and Abengoa Transmisión Norte (US$ 110 million).

At the end of 3Q13, Credicorp Capital held AuM for US$ 7,070 million, 59% of which corresponds to BCP Capital, 22% to Correval and 19% to IM Trust. Additionally, at the end of 3Q13, Credicorp Capital possessed assets under custody (AuC) for US$ 11,950, 79% of which belong to BCP Capital, 11% to Correval and 10% to IM Trust.

27

Credicorp Capital	Quarter		% Change	Year to date
US$ 000	3Q13	2Q13	QoQ	Sep 13
Financial income	1,917	2,304	-16.8%	6,837
Non-financial income	37,614	38,518	-2.3%	118,770
Financial expense	-2,223	-1,334	66.6%	-5,099
Operating expense (1)	-33,973	-30,867	10.1%	-97,170
Net income before income tax	3,335	8,621	-61.3%	23,339
Income taxes	-1,140	-1,867	-38.9%	-6,103
Translation results	-225	-2,713	-91.7%	-3,425
Minority interest (2)	-1,087	-2,605	-58.3%	-4,987
Net income	883	1,436	-38.5%	8,825
Contribution to Credicorp	885	1,467	-39.7%	8,788
Net shareholders' equity (3)	244,349	243,179	0.5%	244,349
Assets under Management	7,070	7,036	0.5%	7,070
Efficiency ratio (4)	85.9%	75.6%		77.4%
Return on average equity (3) (5)	1.4%	2.3%		5.3%

* Figures Proforma - Unaudited, according to IFRS.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Percentage of Correval and IM Trust that is not owned by BCP Colombia and BCP Chile (49% and 39.4% respectively).

(3) Net shareholder's equity at Dec-12: US$ 250.8 million.

(4) Operating expenses / (Net financial income + Non financial income).

(5) ROAE = Annualized net income / average net shareholder's equity .

28

VI. Atlantic Security Bank

Atlantic Security Bank (ASB) reported net income of US$ 9.8 million in 3Q13, which represented a decline of -27.2% QoQ. This drop is mainly attributable to a decrease in income from investment sales. As a result to the lower quarterly earnings, the quarter’s annualized ROAE reached 22.1%, figure that falls below the 30.3% reported in 2Q13 as well as the 26.1% posted in 3Q12.

Core income increased +4.0% QoQ due to a decrease in expenditure for losses on foreign currency transactions (+94.4% TaT), which mitigated marginal variations in other income items with regard to 2Q13. In this context, the decline in net interest income (-3.9% QoQ) and commissions (-3.8% QoQ) is attributable to a decrease in the volume of earning assets and a decline in the market value of assets under management due to volatility at the end of the previous quarter, which continued through mid-August. In YoY terms, core income fell -3.8% due to lower commissions and losses on foreign currency transactions.

Net income this quarter fell -27.2% QoQ and -22.0% YoY due to a drop in net gains on sales of securities This drop is mainly attributable to the realization in 2Q of an extraordinary gain associated to the liquidation of a fund. This resulted in a US$ 4.1 million drop QoQ in this line.

In accumulated terms at the end of September 2013, ASB’s contribution to Credicorp totaled US$ 38.7 million, which represents +11.6% growth versus the figure reported at the end of September 2012. This increase is associated with higher gains on sales of securities (+85.8%), which were obtained in the first two quarters of the year. At the end of the third quarter, total earnings YoY reported no variation and were situated at US$35.7 million.

ASB	Quarter			Change %		Year to Date		% Change
US$ million	3Q13	2Q13	3Q12	QoQ	YoY	Sep 13	Sep 12	Sep 13 / Sep 12
Net interest income	9.4	9.8	9.6	-3.9%	-1.2%	29.6	28.3	4.7%
Dividend income	0.3	0.3	0.1	-3.2%	109.4%	0.9	0.5	85.0%
Fees and commissions from services	2.2	2.3	2.5	-3.8%	-12.4%	6.4	7.0	-9.1%
Net gains on foreign exchange transactions	-0.1	-1.0	0.1	94.4%	-141.6%	-1.2	-0.1	-1506.6%
Total earnings	11.8	11.4	12.3	4.0%	-3.8%	35.7	35.7	0.0%
Net Provisions	0.0	0.0	0.0	0.0%	0.0%	-0.3	0.0	-100.0%
Net gains from sale of securities	0.2	4.3	2.3	-94.3%	-89.5%	10.1	5.4	85.8%
Other income	0.1	0.2	0.0	-68.4%	149.8%	0.2	-0.1	288.0%
Operating expenses	-2.4	-2.5	-2.1	-4.4%	10.7%	-7.0	-6.3	10.3%
Net income	9.8	13.4	12.5	-27.2%	-22.0%	38.7	34.7	11.6%
Net income / share	0.1	0.2	0.2	-27.2%	-22.0%	0.6	0.5	11.6%
Contribution to Credicorp	9.8	13.4	12.5	-27.2%	-22.0%	38.7	34.7	11.6%
Total loans	778.1	747.8	699.6	4.1%	11.2%	778.1	699.6
Total investments available for sale	825.7	785.7	813.9	5.1%	1.4%	825.7	813.9
Total assets	1,703.1	1,634.4	1,631.6	4.2%	4.4%	1,703.1	1,631.6
Total deposits	1,349.1	1,321.7	1,370.4	2.1%	-1.6%	1,349.1	1,370.4
Net shareholder's equity	182.5	172.2	204.6	6.0%	-10.8%	182.5	204.6
Net interest margin (3)	2.3%	2.4%	2.5%			3.8%	3.8%
Efficiency ratio (4)	19.5%	15.5%	14.6%			15.2%	15.4%
Return on average equity (1) (2)	22.1%	30.3%	26.1%			25.7%	23.5%
PDL / Total loans	0.00	0.00	0.00			0.00	0.00
Coverage ratio	0.1%	0.1%	0.1%			0.1%	0.1%
BIS Ratio (*)	15.37%	16.26%	17.38%			15.37%	17.38%

(*) Basel II Bis Ratio = (Regulatory Capital - deductions) / (RWA Credit risk + Charge Operational risk + Charge Market risk).

(1) Ratios are annualized.

(2) Averages are determined as the average of period-beginning and period-ending balances.

(3) 2Q13 Net interest margin figure differs from the previously reported. Consider the figure in this report.

(4) Efficiency ratio: Operating expenses / (Net income - Operating expenses - Net provisions).

ASB reported an efficiency ratio of 19.5% in 3Q13, which represented an increase of 400 bps with regard to the previous quarter. This result is a consequence of the decrease in quarterly earnings given that expenses in 2Q13 dropped US$ 108 thousand. In YoY terms, the efficiency ratio posted an increase of 490 bps.

29

Assets and Liabilities

Interest-earning assets totaled US$ 1,587 million, as shown in the table below. A comparison with 2Q13 reveals an increase of +2.0% and +1.9% with regard to 3Q12; the main increase is evident in loans (+4.1% QoQ and +11.2% YoY) due to net disbursement of new short term loans with guarantees. Total volumes with regard to 2Q13 show no variation and net growth was situated at US$31 million. Cash and Banks, along with Investments, posted a positive net variation of US$1 million due to the assets and liabilities transaction flow this quarter. It is important to emphasize that ASB has maintained a good risk profile that is reflected in its delinquency-free portfolio.

Interest earning assets*	Quarter			% Change
US$ million	3Q13	2Q13	3Q12	QoQ	YoY
Due from banks	65	68	83	-4.8%	-21.9%
Loans	778	748	700	4.1%	11.2%
Investments	744	739	776	0.6%	-4.0%
Total interest-earning assets	1,587	1,556	1,558	2.0%	1.9%

(*) Excludes investments in equities and mutual funds.

With regard to the investment portfolio, it is worth noting that ASB’s investment policy prioritizes instruments with good risk profiles. Accordingly, 62% of the bank’s instruments have an investment grade, which is proof of ASB’s sustained and conservative strategy to concentrate on investments in high-quality instruments.

ASB exercises strict control over and follow-up on diversification strategies and the limits set for investment types. This helps maintain a healthy balance in its proprietary portfolio, ensure the quality of its investments and guarantee return levels that contribute to the financial margin, which has a subsequently positive impact on shareholders’ returns.

Client deposits grew +2.1% QoQ but decline -1.6% YoY. This QoQ increase in deposits was attributable to new fund captures and the flow of clients’ purchases and sales of investments, which varied according to the market conditions throughout the quarter. Other liabilities, which is primarily composed of financing obligations, posted a +22.1% increase with regard to 2Q13’s level, which coincides with the increase seen in assets. Over the last few months, the Bank has taken short-term financing for working capital to maintain the asset level. This decision is the primary reason for the variation posted in the other asset balance posted this Q (+202.9% YoY).

Liabilities	Quarter			% Change
US$ million	3Q13	2Q13	3Q12	QoQ	YoY
Deposits	1,349	1,322	1,370	2.1%	-1.6%
Other liabilities	171	140	57	22.1%	202.9%
Total Liabilities	1,521	1,462	1,427	4.0%	6.6%

30

Net shareholders’ equity increased +6.0% QoQ, which was attributable to accumulated earnings in this Q (US$9.8 Million). Also, unrealized earnings, which are included in net shareholders’ equity, posted a positive variation of +4.1% at the end of this Q, after registering a less favorable result in 2Q13 due to market volatility.

The BIS Ratio at the end of 3Q13 was situated at 15.37%, which falls below the 16.26% reported in 2Q13. The aforementioned was due to the increase posted in the value of risk-weighted assets (increase variable income investments). It is important to note that the Bank’s minimum ratio remains at 12%.

Funds under Management

Funds under management, which includes client deposits, investments in funds and financial instruments under custody, totaled US$5,095 million at the end of 3Q13. This represents an increase of +1.4% with regard to 2Q13 and +0.7% in YoY terms. The QoQ result is due to the neutral market effect at the end of September given that the stock of investments in securities has posted net growth of +1.6% QoQ and +13.2% YoY, which is proof that our clients trust our equity management decisions.

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VII. Pacifico Grupo Asegurador (PGA)

PGA	Quarter			% Change		Year to date		% Change
US$ 000	3Q13	2Q13	3Q12	QoQ	Yoy	Sep 13	Sep 12	Sep 13 / Sep 12
Net earned premiums	209,362	204,167	186,548	2.5%	12.2%	613,491	529,640	15.8%
Net claims	138,410	138,522	118,472	-0.1%	16.8%	408,623	355,244	15.0%
Net commissions	38,480	34,113	30,182	12.8%	27.5%	106,042	87,712	20.9%
Net underwriting expenses	5,643	10,323	9,434	-45.3%	-40.2%	26,242	24,700	6.2%
Underwriting result	26,829	21,208	28,461	26.5%	-5.7%	72,583	61,985	17.1%
Medical Services technical result (1)	6,927	6,466	4,212	7.1%	64.4%	18,927	14,245	32.9%
Total Underwriting result (1)	33,756	27,674	32,673	22.0%	3.3%	91,510	76,230	20.0%
Financial income, net	33,583	32,504	31,763	3.3%	5.7%	95,526	92,734	3.0%
Opertating expenses	47,991	49,001	44,351	-2.1%	8.2%	144,499	121,516	18.9%
Traslations results	235	-6,424	3,103	-103.7%	-92%	-8,172	4,636	-276.3%
Income tax	2,792	-1,214	4,250	-329.9%	-34%	1,126	5,671	-80.1%
Income before minority interest	18,176	5,450	21,046	233.5%	-13.6%	35,093	50,137	-30.0%
Net income	16,214	3,824	18,960	324.0%	-14.5%	29,528	44,140	-33.1%
Contribution to Credicorp	18,458	5,460	20,617	238.1%	-10.5%	35,176	49,103	-28.4%
Total assets	2,718,080	2,626,453	2,518,019	3.5%	7.9%	2,718,080	2,518,019	7.9%
Invesment on securities	1,666,733	1,626,763	1,653,662	2.5%	0.8%	1,666,733	1,653,662	0.8%
Technical reserves	1,739,872	1,691,124	1,532,319	2.9%	13.5%	1,739,872	1,532,319	13.5%
Net equity	501,810	484,965	585,183	3.5%	-14.2%	501,810	585,183	-14.2%
Loss ratio	66.1%	67.8%	63.5%			66.6%	67.1%
Return on equity (2) (3)	13.1%	2.7%	13.7%			7.0%	11.6%
Combined ratio of PPS + PS (4)	102.1%	106.8%	102.2%			105.6%	106.2%

(1) With consolidated adjustments between insurance companies and medical services.

(2) Exclude GNR from net equity.

(3) Annualized.

(4) Average are determined as the average of period - beginning and period ending.

(5) Without consolidated adjustments.

The Pacifico Insurance Group reported net income before minority interest of US$ 18.2 million in 3Q13, which represents a +234.0% increase with regard to the US$ 5.5 million posted in 2Q13. This improvement was due primarily to better underwriting results in the Property and Casualty (PPS) and Health (EPS) lines and an increase in financial income at PPS. Gains were also posted for the translation result (US$235 thousand), which contrasts favorably with the loss of - US$ 6.4 million reported last quarter. Earnings dropped -13.6 % with regard to 3Q12 (-US$ 2.9 million YoY) due to a decline in PPS’ underwriting result and a lower translation result.

In 3Q13, the underwriting result totaled US$ 26.8 million (+ 26.5% QoQ) due to an increase in net premium turnover at all three companies and a decrease in claims in PPS and EPS. The decrease registered in claims at (-US$ 0.6 million QoQ) was attributable to lower net claims in the Property and Casualty segment. In the case of EPS (-US$ 0.4 million QoQ), the decline was due to lower claims for Group Health and a decrease in the average cost of Complementary Insurance for High Risk Occupation products (SCTR).

Financial income totaled US$ 33.6 million in 3Q13, which tops the US$ 32.5 million posted in 2Q13. This improvement was due to an increase in gains on sales of real estate and securities at PPS. Higher financial income at Pacifico PPS helped offset the decline in financial income at Pacifico Vida, whose financial earnings from interest income were similar to those reported last quarter (US$ 22.8 million in 3Q13 vs. US$ 23 million in 2Q13) due to a drop in income from sales of securities, which was in turn due to the fact that a significant portion of the sales of equity instruments took place in the second semester in anticipation of higher interest rates.

Other income rose from -US$ 0.5 million in 2Q13 to US$ 1.4 million in 3Q13 due to provisions releases from past periods at PPS and the Medical Subsidiaries.

General expenses fell from -US$ 49.0 million in 2Q13 to -US$ 48.0 million in 3Q13 due to lower expenses at medical subsidiaries given that extraordinary expenses were registered in 2Q to launch the SANNA brand and Aliada.

Finally, it is important to note that in the month of July, one of the underwriting expenses accounts was reclassified under the heading of direct commissions for a total of US$ 2.4 million (amount accumulated this year), which partially explains the variations in these accounts.

In this context, the contribution to Credicorp was US$ 18.5 million in 3Q13. This tops the US$ 5.5 million reported in 2Q13 but fell -9.1% below the level registered in 3Q12 (US$20.6 million).

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PGA	Net income *			% Change
US$ 000	3Q13	2Q13	3Q12	QoQ	YoY
PPS	7,581	-6,689	8,696	213.3%	-12.8%
PV	13,827	13,826	14,976	0.0%	-7.7%
EPS**	401	-1,040	-2,337	138.6%	117.2%
PGA	18,176	5,450	21,046	233.5%	-13.6%
Adjustment for consolidation	-282	-10	429	n.a.	n.a.
Contribution to Credicorp	18,458	5,460	20,617	238.1%	-10.5%

* Before minoritary interest.

** Includes Medical subsidiaries results.

Pacifico Property and Casualty (PPS)

PPS reported earnings of US$ 7.6 million, which represents an increase of +213.3% with regard to the figure reported in 2Q13. This improvement was attributable to higher financial income (+US$ 10.9 million QoQ); an increase in the underwriting result (+US$ 5.7 million QoQ); and a positive translation result (+US$ 3.1 million QoQ). This evolution helped offset the increase registered in income tax (+US$ 4.2 million QoQ) and general expenses (+US$ 1.8 million QoQ) due to reorganization expenses.

The underwriting result increased +45.9% QoQ due to good performance in the Property and Casualty line. This evolution was attributable to an increase in net premium turnover (+2.7% QoQ), a decrease in underwriting expenses and a drop in net claims in the Technical Lines. Financial income at PPS increased mainly due to extraordinary growth in earnings on sales of real estate and securities (US$ 7.7 million), which was in turn attributable to the sale of two real estate assets. In this context, the real estate sales line accounted for a larger percentage of total financial income, going from 23.0% in 2Q13 to 78.1% in 3Q13.

The table below contains the results of the business lines in the Property and Casualty segment:

Underwriting Result by Business Unit

	3Q13				2Q13				3Q12
Underwriting Result by Business Unit US$ million	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	31.8	25.7	18.9	76.4	31.2	25.5	16.2	72.9	27.7	23.9	18.6	70.3
Underwriting results	2.9	4.5	10.7	18.2	2.9	5.1	4.5	12.4	6.9	5.7	9.4	22.0
Loss ratio	64.5%	73.1%	32.1%	59.4%	62.8%	68.0%	55.3%	62.9%	46.4%	67.5%	28.0%	48.7%
Underwriting results / net earned premiums	9.2%	17.5%	56.7%	23.8%	9.4%	19.9%	27.6%	17.1%	24.9%	23.9%	50.4%	31.3%

i)	The Car Insurance line posted an underwriting result of US$ 2.9 million in 3Q13, which is similar to the previous Q’s result. This was due to a decrease in acquisition costs, which was in turn attributable to a drop in the demand for vehicle assistance services in the Car line that was offset by severe claims relative to inter-provincial use of SOAT insurance. The YoY underwriting result fell -57.7% (-US$ 4.0 million YoY) due to an increase in the loss ratio, which was attributable to higher average costs for repairs and lower premium growth in a highly competitive market.

ii)	The Private Health business posted an underwriting result of US$ 4.5 million in 3Q12, which represents a -4.8% decline QoQ that was attributable to higher claims frequency (+4.3% QoQ). The latter was associated with higher average costs for medical services relative to group health, international and oncological insurance despite an increase in net premiums (+0.3% QoQ) due to an increase in the capture of new clients for low premium products and price adjustments for some product offerings. It is important to note that the premiums for this line’s products are set to withstand severe claims and to date; the accumulated loss ratio is within the ranges necessary to ensure the line’s profitability. The YoY underwriting result fell -21.2% (-US$ 1.2 million YoY) due to an increase in net claims.

iii)	The Property and Casualty business (P & C) posted a US$ 10.7 million improvement in its underwriting result in 3Q13, which represents a +79.0% increase QoQ. This result was attributable to: higher ceded loss (+US$ 8.2 million QoQ) in the Technical Lines, which reduce the net claims account, and a decrease in underwriting expenses (-US$ 1 million QoQ) due to releases of previously collected accounts. The YoY underwriting result increased +14.3% (+US$ 1.3 million YoY) due to an increase in ceded loss in the Fire, Technical Lines and Inland Marine due to the implementation of a quota share treaty as part of the company’s reinsurance strategy. This type of contract reduces exposure to severe claims by transferring 35% of the risk associated with the Fire and Technical Lines to the reinsurance market, which helps the company to improve its underwriting policy.

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With these results, PPS obtained a combined ratio of 106.5% in 3Q13, which can be broken down into: 59.4 points for the loss ratio, 16.9 points for acquisition costs, and 30.3 points for general expenses.

Pacifico Vida (PV)

Pacifico Vida reported earnings of US$ 13.8 million, which is similar to the amount obtained in 2Q13 (US$ 13.8 million). In 3Q13, premium income increased, general expenses fell and a positive translation result was reported with regard to 2Q13, when these differences were offset by higher financial income from sales of securities and a translation loss. This Q’s earnings fell -7.7% YoY (-US$ 1.1 million YoY) due to a decrease in the YoY translation result.

Premiums in 3Q13 were slightly higher than those registered in 2Q13 (+0.9% QoQ) due to higher premium turnover in most business lines, with the exception of Obligatory Insurance. The lines with the highest growth in 3Q were Annuities, Individual Life and Credit Life.

General expenses in 3Q13 (US$ 10.1 million) fell with regard to 2Q13 (US$ 10.8 million). This was mainly due to a reduction in third party expenses, which was attributable to a decrease in expenses for advertising and promotion.

Net financial income fell -15.7% QoQ. This was primarily attributable to a decrease in gains on sales of securities, which fell from US$ 5.3 million in 2Q13 to US$ 1.1 million in 3Q13. This difference in sales of securities is due to the fact that a significant portion of the sales of equity instruments was conducted in the second quarter in anticipation of an increase in interest rates.

Finally, in 3Q13, the translation result totaled US$ 0.2 million, which represents an improvement over the loss of -US$ 5.3 million posted in the second quarter.

Pacífico Vida

Products	Total Premiums			% Change
US$ million	3Q13	2Q13	3Q12	QoQ	YoY
Individual life	21.2	20.5	18.9	3.5%	12.0%
Individual annuity	29.0	28.0	28.1	3.4%	3.1%
Disability & survivor (Pension)	23.7	25.3	20.5	-6.2%	15.6%
Credit Life	20.7	19.9	15.8	3.7%	30.6%
Personal accidents	5.0	5.0	4.7	0.6%	6.4%
Group life (Law)	3.5	3.8	3.5	-9.3%	0.1%
Group life	5.4	5.6	4.2	-3.6%	27.7%
Limited workers compensation	6.1	5.4	5.6	12.3%	9.4%
Total	114.6	113.6	101.4	0.9%	13.0%

Pacifico Health (EPS)

In 3Q13, Pacifico Salud reported net earnings in its Insurance Business for US$ 1.4 million, which tops 2Q13’s figure (US$ 1.2 million) and was due to an improvement in the underwriting result. This Q’s result was significantly higher than the loss reported in 3Q12 (-US$ 2.2 million).

The improvement in the underwriting result was attributable to a decrease in the loss ratio relative to both Group Health products and Complementary Insurance for High Risk Occupations (SCTR Health). In the case of Group Health, the improvement was due to higher premiums stemming from regularizations of contributions in old accounts and efforts to capture new clients while the positive result in SCTR Health was due to lower average costs for cases with regard to the previous quarter. This improved result was partially offset by: i) lower income due to a translation adjustment with regard to 2Q13, which was situated at US$ 0.1 million in 3Q13 versus US$ 1.2 million in 2Q13, which was attributable to an increase in before tax earnings in variations in deferred assets in 3Q13.

34

If we combine both businesses, Pacifico Health’s earnings in 3Q13 totaled US$ 0.4 million. This represents an improvement with regard to 2Q13’s result (-US$1.0 million) and 3Q12’s figure (-US$2.3 million).

Medical Subsidiaries

The medical subsidiaries reported an underwriting result of US$ 8.6 million, which represented an increase of US$ 0.9 million with regard to 3Q12 (+11% YoY) and a decline of US$ 1.6 million in terms of 2Q13 (-15% QoQ). The positive YoY result is due to higher sales in the network’s clinics, which is in turn attributable to: i) in increase in the number of services provided and ii) an increase in the average bill due to the provision of higher complexity services.

The medical subsidiaries’ bottom line reported a loss after minority interest of US$ 0.64 million in 3Q13 versus a loss of US$ 1.84 million in 2Q13 (-65% QoQ). The decrease in the loss posted this Q was attributable to: i) the US$ 2.08 million decrease (-17% QoQ) in General Expenses (due primarily to the fact that 3Q’s results were not affected by expenses associated with the launching of the SANNA brand and Aliada) and ii) the fact that the third quarter was not affected by FX losses to the extent seen in 2Q13.

Finally, it is important to note that results are expected to improve in the last quarter due to: i) an increase in our out-patient and hospitalization service capacity; ii) the completion of infrastructure work at some locations (mainly Clínica Sánchez Ferrer); iii) operations start-up at new businesses (Centro Médico La Molina); and iv) the execution of a plan to leverage synergies in the network.

(US$ 000)	3Q13	2Q13	% Change
Technical result*	8,639	10,190	-15.2%
Financial income**	117	-717	116.3%
Operating expense	10,124	12,199	-17.0%
Income before minority interest	-704	-2,222	68.3%
Net income***	-638	-1,839	65.3%

* Income from medical service - cost from medical service.

** Considers Other income.

*** Excludes PPA amortization.

35

VIII. Prima AFP

Main financial indicators	Quarter			% Change		Year to day		% Change
(US$ thousand) (1)	3Q13	2Q13	3Q12	QoQ	YoY	Sep 13	Sep 12	Sep 13 / Sep 12
Income from commissions	34,294	33,311	32,080	2.9%	6.9%	101,255	92,542	9.4%
Administrative and sale expenses	(12,988)	(14,020)	(13,042)	-7.4%	-0.4%	(41,124)	(37,401)	10.0%
Depreciation and amortization	(1,755)	(1,759)	(2,179)	-0.2%	-19.4%	(5,276)	(6,340)	-16.8%
Operating income	19,551	17,532	16,860	11.5%	16.0%	54,854	48,801	12.4%
Other income and expenses, net	(577)	(52)	(1,102)	1017.1%	-47.7%	(847)	(1,602)	-47.2%
Income tax	(6,365)	(4,416)	(6,154)	44.1%	3.4%	(16,500)	(16,932)	-2.5%
Net income before translation results	12,609	13,064	9,604	-3.5%	31.3%	37,507	30,267	23.9%
Translations results and deferred liabilities	(67)	1,308	(154)	-105.1%	-56.3%	1,023	(203)	-603.7%
Net income	12,542	14,372	9,450	-12.7%	32.7%	38,531	30,063	28.2%
ROAE (2)	31.7%	38.8%	25.9%	-18.3%	22.4%	30.8%	22.1%	9.7%
Total assets	273,595	264,371	282,699	3.5%	-3.2%
Total liabilities	108,963	112,780	97,295	-3.4%	12.0%
Net shareholders' equity	164,632	151,591	185,403	8.6%	-11.2%

(1) IFRS.

(2) Net shareholder's equity include unrealized gains from Prima's investment portfolio.

In 3Q13, net income at PRIMA AFP totaled US$ 12.5 million, which represents a 12.7% decline with regard to the figure posted in the second quarter of 2013 (US$ 14.4 million).

The drop in net income this Q, is mainly explained because last Q, the company experienced translation gains for US$ 1.3 million in 2Q13 and paid US$ 0.07 million less in income tax than in 3Q13. This was attributable to income tax reversals corresponding to previous quarters and the impact of deferred income (IAS18), neither of which were present in the previous period.

In terms of accumulated results at the end of September 2013, Prima AFP’s net income was US$ 38.5 million, which represents growth of 28.2% YoY. This expansion was primarily due to an increase in fee income, which coincided with growth in our client portfolio (more than 200 thousand affiliates during the assignment period).

The following table includes details on the main indicators for Prima AFP and SPP:

Quarterly main indicators and market share	PRIMA 3Q13	System 3Q13	% Share 3Q13	PRIMA 2Q13	System 2Q13	% Share 2Q13
Affiliates	1,477,358	5,448,441	27.1%	1,476,493	5,401,384	27.3%
New affiliations (1)	-	62,328	0.0%	60,788	65,141	93.3%
Funds under management US$ million	11,112	35,260	31.5%	10,694	34,408	31.1%
Collections US$ million (1)	237	703	33.7%	245	696	35.2%
Voluntary contributions US$ million	89	206	43.0%	92	211	43.4%
RAM US$ million (2)	692	2,032	34.0%	685	2,009	34.1%

Source: Superintendencia de Banca, Seguros y AFP

(1) Accumulated to the Quarter.

(2) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees.

Commercial Results

In the third quarter of 2013, the SPP’s affiliate level was situated at 5.4 million. It is important to note that since June 2013, the AFP that won the tender process conducted in December 2012 has had the exclusive right to affiliations for the period from June 2013- May 2015. In 3Q13, the volume of new affiliates to the System totaled 62,328.

Prima AFP’s portfolio under management totaled US$ 11,112 million at the end of September 2013, which represents 31.5% of the System’s total portfolio. In comparison to last quarter (10,694 million), the company’s portfolio under management reflects growth of 3.9%.

In terms of new contributions collections, Prima AFP collected US$ 237.1 million in the third quarter of the year, which represents 33.7% of the SPP’s total collections. In comparison to the same period last year, the company’s collections posted an increase of 12.8%.

In terms of the RAM indicator (monthly insurable remuneration, the income base for AFPs), the company posted a result of US$692.0 million at the end of July 2013 and a market share of 34.0%.

These results are proof that Prima AFP continues to consolidate its market position. Additionally, the company has a large client portfolio to back its growth and sustain business performance.

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Investments

In the third quarter of 2013, the global markets were volatile due to the possibility that the Federal Reserve might taper its economic stimulus. Uncertainty was further exacerbated by speculation regarding the candidate that the administration would propose to head the FED once Bernanke finishes his term in January 2014. The global scene was also rocky due to concerns about high fiscal debt in the US and whether or not the government would increase its debt ceiling.

Over the past few months, the Peruvian economy has experienced a slight deceleration with regard to the estimates posted at the beginning of the year. In this context, Prima AFP maintained a firm investment policy that prioritized companies with solid fundamentals to effectively manage this new and riskier global context.

In terms of the profitability of funds under management over the last 12 months (September 2013/ September 2012), the results were 1.6%, -1.6% and -2.3% for funds 1, 2 and 3 respectively. These results situate Prima AFP in first place in terms of profitability in the System with regard to Fund 1 and in third place for Funds 2 and 3. This result is attributable to a correction in the global bond market due to the potential tapering of the Federal Reserve’s stimulus. The scenario was further complicated by lower-than-expected growth in China and the fact that emerging markets performed poorly in comparison to developed markets. Another important component that explains this result is the fact that the General Index of the Lima Stock Exchange drew back 22.9% in the first nine months of the year- making it one of the worst performers in the world- as well as the impact of a 9.2% depreciation in the Nuevo Sol in 2013.

If we extend to analysis period to 7 years (September 2013 / September 2006), Prima AFP’s fund 2, which represents 65.7% of the total portfolio it manages, reported a nominal annualized profitability of 8.3%, which tops the SPP’s average of 8.2%.

During the period covering the creation of the SPP to date (September 2013/December 1993 ), the annualized profitability of the funds managed by the AFP has been 12.2% in nominal terms and 7.4% in real terms.

The table below shows the structure of the portfolio managed by Prima AFP at the end of the first quarter of 2013:

Funds under management as of June 2013	Sep 13	% Share	Jun 13	% Share
Fund 1	1,275	11.5%	1,206	11.3%
Fund 2	7,306	65.7%	7,050	65.9%
Fund 3	2,531	22.8%	2,438	22.8%
Total US$ millon	11,112	100.0%	10,694	100.0%

Source: Superintendencia de Banca, Seguros y AFP.

Financial Results

Income

Prima AFP’s fee income in the third quarter totaled US$ 34.3 million, which represents a 2.9% increase QoQ and +6.9% YoY. This increase was due to solid growth in RAM (the income base) due to dynamism in the Peruvian economy, the company’s successful campaign to capture new affiliates- which was particularly effective during the assignment period that ran from October 2012- May 2013-, as well as commercial efforts to maintain current clients.

Expenses

Administrative expenses and sales in the third quarter of 2013 totaled US$13.0 million, which represented a decline of 7.4% QoQ. This drop was due primarily to the fact that no major expenses were reported this quarter for charges for sales personnel and third party services as was the case last quarter. A YoY analysis shows that expenses were stable and varied only -0.4%.

37

Depreciation and amortization expenses totaled US$ 1.8 million this quarter, including amortization charges for intangible assets (obtained in the framework of the merger with Unión Vida) as well as depreciation and amortization of real estate, equipment and systems.

Operating income in 3Q13 totaled US$ 19.6 million, which tops the figure reported in the third quarter by 11.5%. Based on this result, and discounting other income and expenditures as well as income tax provisions, net income totaled US$ 12.5 million. Earnings fell -12.7% QoQ due to two factors: i) a translation gain of US$ 1.3 million was reported in 2Q13 and ii) income tax during the second quarter was lower due to tax reversals for US$ 0.7 million from the previous period. In YoY terms, growth was situated at +32.7%.

In 3Q13, the return on average equity (ROAE5) was situated at 31.7% while the accumulated result at the end of September 2013 reached 32.6%, which tops the figure posted for the same period last year (22.9%).

At the end of September 2013, Prima AFP reported an asset level of US$ 273.6 million, net shareholders’ equity of US$ 164.6 million and liabilities for a total of US$ 109.0 million.

Changes Related to the Private Pension System Reform

In accordance with the Law to Reform the SPP, on September 13, 2013, a public tender was held for the collective insurance policy covering disability, survivor benefits and burial expenses for the period running from October 2013 – December 2014. According to the rules established for this process, there has been a change in the insurance companies’ bidding scheme. Up to September 2013, each AFP held its own tender process to assign this policy’s management to an insurance company, which was in turn responsible for covering corresponding risks.

Under the new scheme that has been established, the policy will be collectively managed by the four Insurance Companies that won the tender. The new insurance premium set by this process is 1.23% of the remuneration applicable to all SPP affiliates.

It is important to mention that this change will not affect the company’s results given that the insurance premium is not included in business income.

Press Releases

On April 23, 2013, AFP Integra and Profuturo AFP simultaneously acquired 100% of the shares of AFP Horizonte through a transaction on the Lima Stock Exchange that gave equal share ownership to each party (50% each).

Through this operation, AFP Horizonte spun-off 50% of its equity and funds under management to Profuturo AFP. After this spin off, AFP Integra absorbed the remainder of AFP Horizonte through a merger process. This transaction was approved by the Superintendence of Banking, Insurance and AFP through SBS resolution SBS N° 4747-2013 and went into effect on August 29, 2013.

It is important to note that in this new juncture, Prima AFP has remained competitive given that it continues to manage one of the highest monthly insurable remuneration bases in the system (basis for AFP income), which will ensure its growth and stability in the future.

5 Net shareholder´s equity includes unrealized gains from reserve requirements.

38

IX. Economic Outlook

Economic Activity

The Peruvian economy grew 4.3% in August after having expanded 4.5% in July and 5.1% in the first half of the year. This result was attributable to the negative contribution of the external sector (due to weak growth in exports) and an expansion in internal demand, which continued to post gradual moderation. At the sector level, this result was reflected in lower growth in the non-primary segments such as construction, commerce and services, which was partially offset by better performance in terms of mining production, which coincides with the recovery posted for extracted volumes of copper, gold and tin.

In terms of expenditure components, sustained growth was evident in private expenditure, which nonetheless fell below the figures posted in previous quarters. In this scenario, private investment and household consumption grew 9.3% and 5.3%, respectively, in a context marked by income growth and a moderation in agents’ expectations, which remained within the optimistic range. Public expenditure accelerated (14.9% in 2Q13 versus 9.6% in 1Q13), which bolstered the upward trend in public investment and consumption.

It is important to note that after eight months of downward performance, business expectations rebounded at the end of the third quarter and began, once again, to show signs of expansion. Given that this variable is an advance indicator of growth in private investment, we expect the latter will consolidate in coming quarters.

Given that growth in the third quarter may be the lowest this year (not including the result for 1Q13, which was affected by a decrease in working days), we believe the economy will gradually recover due to improvements in the external sector and in mining production. In this context, expansion will be close to 5.5% in 2013 and 5.8% in 2014. Whether or not these figures are achieved will depend on the recovery of export volumes and a sustained increase in business and consumer expectations in coming months.

Gross Domestic Product and Internal Demand

(Annualized percentage variation)

External Sector

In the first eight months of 2013, the trade balance accumulated a deficit of US$ 1,057 million. This figure fell below the US$ 4,068 million posted for the same period in 2012. Exports totaled US$ 27,388 million, which represents a 9.0% decline YoY. This drop was due primarily to 10.4% decrease in the sales of traditional products, which was in turn attributable to a decline in the production of these products and the fact that the prices for our metal exports were lower. Non-traditional exports fell 4.5% due to a decrease in the demand for textile products in the USA and Venezuela and a decrease in the supply of fishing products.

39

Imports totaled US$ 28,445 million, which represented growth of 5.0% with regard to the same period in 2012. The imported volume registered an annual increase of 7.0% due to more purchases of consumer goods, inputs and capital goods. The average price of imports contracted 1.9%. As such, the accumulated trade balance in the last twelve months was situated at US$ 459 million, which is the lowest level reported since April 2003.

The International Net Reserves (RIN) level has posted no significant variations since June 2013 given that BCRP’s moves to sell US Dollars in the exchange market have been offset by an increase in deposits in the financial system. On October 4, the RIN were situated at US$ 66,845 million, which represents a US$ 2,854 million increase with regard to the figure posted at the end of 2012 but falls below 1Q13’s figure by 1,073 million. In QoQ terms, the INR level increased US$ 162 million. The growth observed in the RIN thus far this year was primarily attributable to an increase in net purchases of foreign currency in the Trading Room for a total of US$ 1,895 million as well as an increase in deposits in the financial system for a total of US$ 3,522 million. This scenario was partially attenuated by a US$ 1,250 million decrease in the value of investments and the public sector’s net sales of US Dollars for US$ 3,698 million.

Exports and Imports

(3 month moving average annual % var.)

Prices and the Exchange Rate

Annual inflation in September was situated at 2.83%, which represents a deceleration with regard to last month’s figure that brought this indicator back into BCRP’s range after two consecutive months of situating above the target. The effects that led to a rebound in prices at the beginning in 3Q13- which included supply shocks relative to food and fuel and a delayed transfer of the effect of exchange rate variations on prices- were partially reversed.

In this scenario, accumulated inflation thus far this year is within BCRP’s target (2.9%) but is inching closer to its upper range. If we take into account seasonal effects that are typically observed in December (due to the holiday season), we believe that annual inflation will be situated above the target range (3.4%).

BCRP is expected to maintain the reference rate for the rest of 2013. This is attributable to the fact that the expectations for inflation are above the target range and the pace of growth indicates that the economy is close to reaching its potential. Nevertheless, the BCRP has indicated that it will continue to monitor the evolution of the local economy to intervene if necessary. Based on recent measures (primarily affecting Nuevos Soles), the reserves regimen will more than likely constitute the main tool for monetary policy. Recent changes to the reserve regimen, in particular with regard to local currency, seek to ensure ordered growth in credit to increase dedollarization.

40

The exchange rate’s upward trend has moderated and was even reversed at the end of 3Q13. This was attributable to the fact that the United States Federal Reserve (FED) has delayed moves to taper cuts in monetary stimuli (QE3). Recent fiscal problems in the USA have created greater uncertainty regarding the date that cuts in the monetary stimulus program will actually take place. In this context, the exchange rate situated at S/. 2.79 at the end of 3Q13, which indicated a depreciation of 9.2% thus far this year. Depreciatory pressures may surface again due to global uncertainty. To head off this possibility, the BCRP actively intervened in the exchange market, primarily in August, moved to sell US$ 3,315 million in the spot market, and issued Readjust able Certificates of Deposit (RCD) for US$ 2,647 million to moderate the exchange rate’s volatility. Given this juncture, we estimate that the local currency will situate at S/.2.78 – S/.2.80.

Consumer Price Index	Exchange Rate
(Annual percentage variation)	(Nuevos Soles for US$)

Fiscal Sector

At the end of August 2013, the non-financial public sector reported an economic surplus of S/. 12,175 million, which represents a decline of S/. 6,128 million with regard to the figure registered for the same period in 2012.

The General Government’s accumulated current income as of August 2013 was S/. 80,210 million, which represents a real increase of 2.4% with regard to the figure reported for January-August 2012 and reflects more moderate growth in collections. This result was due to slight growth in tax revenues of 1.3% and an increase in non-tax revenues of 5.7%. The behavior of the first component primarily reflects the evolution of income tax, which in the first eight months of the year fell 7.0% due to a decrease in corporate collections (-5.9%) and regularization (-34.1%), which were not offset by the increase in collections from individuals (9.4%). The contraction in corporate collection was due to a decrease in revenues from the mining sector in a context of lower prices for our export levels and a decline in production. In terms of third category income, the mining sector reduced its payments by 50.5% in the first eight months of the year with regard to the same period in 2012. Nevertheless, most economic sectors reported growth. Particularly noteworthy expansion was noted in the service sector (8.3%), commerce (20.7%) and construction (18.2%), which coincides with dynamism, however moderate, in the local economy. The remainder of internal revenues continued to expand, led by 4.9% growth in IGV thus far this year.

Between January and August, the general government’s non-financial expenditures (S/. 63,792 million) reported real growth of 13.3% due to an increase in expenditures at all three government levels (13.3% at the national government level, 14.1% at the regional government level and 12.7% at the local government level). Current expenditure grew 10.5% in the first eight months of the year, due primarily to an increase in expenditure for remunerations at the national government level (19.0%) and in regional governments (12.3%). The increase in the latter component was due to the fact that a new income structure was approved for the Armed Forces and the National Police of Peru in December 2012 in addition to higher salaries for public servants in the Education Sector. At all three government levels, higher expenditures for gross capital formation are noteworthy (22.1% at the national government level, 23.4% at the regional government level and 20.1% in the local governments) and are attributable to an increase in the investment projects that are executed.

41

Given that moderation posted at the revenue level and the fact that non-financial expenditures are expected to increase this year, due to higher remunerations and an increase in gross capital formation, we expect the fiscal surplus to situate at 0.4% of GDP in 2013, which is lower than the figure posted last year.

Tax Income of the Central Government

(Annualized in Nuevos Soles billions)

Financial Sector

At the end of the month of August, the credit issued by financial entities authorized to capture deposits expanded at an annual rate of 13.6%, which surpasses the pace reported for the previous month (13.0%). The result was attributable to growth in credit denominated in national currency (19.3%), which offset ongoing moderation in credit in foreign currency (6.2%). The differentiated increases in legal reserves that were instituted by the BCRP in the first half of the year are reflected in the loan evolution. The measures announced in August and September 2013 seeks to promote ordered growth of credit and more dedollarization; this process is expected to continue in coming months. All of the aforementioned has further accelerated the ratio of dedollarization of credit in the financial system. As such, if we use a constant rate of exchange as of the end of December 2012 to discount the change in the value of credit balances due variations in the dollar’s price, credit dollarization was situated at 40.5% in August 2013 (versus 43.0% at the end of December 2012).

Main Economic Indicators

	2011	2012					2013
	Year	IQ	IIQ	IIIQ	IVQ	Year	IIQ	IIQ
GDP (US$ MM)	176,761	46,793	50,335	49,970	52,584	199,682	51,190	53,670
Real GDP (var. %)	6.9	6.0	6.4	6.8	5.9	6.3	4.8	5.6
GDP per-capita (US$)	5,904	6,218	6,674	6,611	6,941	6,611	6,742	7,053
Domestic demand (var. %)	7.2	4.7	7.5	9.8	7.6	7.4	8.4	6.4
Consumption (var. %)	6.4	6.0	5.8	5.8	5.8	5.8	5.5	5.3
Private Investment (var. %)	5.1	16.3	15.7	17.1	11.3	14.9	14.7	12.1
CPI (annual change, %)	4.7	4.2	4.0	3.7	2.6	2.6	2.6	2.77
Exchange rate, eop (S/. per US$)	2.70	2.67	2.67	2.60	2.55	2.6	2.59	2.75
Devaluation (annual change, %)	-4.4	-4.8	-2.8	-6.3	-5.4	-5.4	-3.0	2.86
Exchange rate, average (S/. per US$)	2.75	2.67	2.67	2.60	2.57	2.6	2.59	2.66
Non-Financial Public Sector (% of GDP)	1.9	7.1	6.8	1.1	-6.0	2.2	5.9	3.9
Central government current revenues (% of GDP)	18.1	19.2	19.6	17.6	17.7	18.5	19.2	18.6
Tax Income (% of GDP)	15.5	16.7	16.5	15.3	15.5	16	16.5	15.8
Non Tax Income (% of GDP)	2.6	2.5	3.1	2.3	2.1	3	2.7	2.9
Current expenditures (% of GDP)	12.0	10.0	9.9	13.9	14.2	12	10.3	10.9
Capital expenditures (% of GDP)	4.2	2.7	3.5	4.5	6.2	4	3.0	3.7
Trade Balance (US$ MM)	9,302	2,401	585	594	946	4,527	-18	-712
Exports (US$ MM)	46,268	11,974	10,586	11,611	11,468	45,639	10,183	9,808
Imports (US$ MM)	36,967	9,573	10,001	11,017	10,522	-41,113	10,202	10,520
Current Account Balance (US$ MM)	-3,341	-671	-1,927	-2,626	-1,913	-7,136	-2,670	-3,065
Current Account Balance (% of GDP)	-1.9	-1.4	-3.8	-5.3	-3.6	-3.6	-5.2	-5.7

Source: BCR, INEI, estimated by BCP.

42

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Crédito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment). BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

43

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, IFRS)

	As of			Change %
	Sep 13	Jun 13	Sep 12	QoQ	YoY
ASSETS

Cash and due from banks
Non-interest bearing	1,169,426	1,209,260	1,072,798	-3.3%	9.0%
Interest bearing	6,559,888	6,213,868	5,651,765	5.6%	16.1%
Total cash and due from banks	7,729,315	7,423,129	6,724,563	4.1%	14.9%

Marketable securities, net	284,334	286,432	248,343	-0.7%	14.5%

Loans	22,414,876	21,353,037	20,287,468	5.0%	10.5%
Current	21,926,198	20,903,118	19,936,980	4.9%	10.0%
Past due	488,678	449,919	350,488	8.6%	39.4%
Less - net provisions for possible loan losses	(794,660)	(753,252)	(670,582)	5.5%	18.5%
Loans, net	21,620,215	20,599,785	19,616,886	5.0%	10.2%

Investments securities available for sale	6,777,445	7,681,253	7,123,087	-11.8%	-4.9%
Reinsurance assets	193,636	187,227	145,834	3.4%	32.8%
Premiums and other policyholder receivables	208,404	207,824	176,394	0.3%	18.1%
Property, plant and equipment, net	644,358	607,640	511,376	6.0%	26.0%
Due from customers on acceptances	64,605	50,263	49,390	28.5%	30.8%
Other assets	2,671,253	2,805,633	3,104,895	-4.8%	-14.0%

Total assets	40,193,565	39,849,186	37,700,768	0.9%	6.6%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and Obligations
Non-interest bearing	6,138,638	5,702,275	5,945,915	7.7%	3.2%
Interest bearing	17,889,362	17,863,197	16,101,538	0.1%	11.1%
Total deposits and Obligations	24,028,000	23,565,472	22,047,452	2.0%	9.0%

Due to banks and correspondents	3,037,039	3,172,263	2,833,022	-4.3%	7.2%
Acceptances outstanding	64,605	50,263	49,390	28.5%	30.8%
Reserves for property and casualty claims	1,498,216	1,445,897	1,330,631	3.6%	12.6%
Reserve for unearned premiums	241,061	243,916	201,342	-1.2%	19.7%
Reinsurance payable	71,617	80,120	65,184	-10.6%	9.9%
Bonds and subordinated debt	5,163,445	5,216,828	4,680,730	-1.0%	10.3%
Other liabilities	1,813,600	2,004,072	2,357,338	-9.5%	-23.1%
Total liabilities	35,917,582	35,778,830	33,565,090	0.4%	7.0%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,464)	(74,464)	(74,630)	0.0%	-0.2%
Capital surplus	98,594	98,594	107,883	0.0%	-8.6%
Reserves	2,898,793	2,894,076	2,302,187	0.2%	25.9%
Unrealized gains	236,963	220,716	559,633	7.4%	-57.7%
Retained earnings	458,119	274,294	640,671	67.0%	-28.5%

Minority interest	186,068	185,228	128,024	0.5%	45.3%

Total liabilities and net shareholders' equity	40,193,565	39,849,186	37,700,768	0.9%	6.6%

Contingent credits	14,393,176	16,004,966	15,565,860	-10.1%	-7.5%

44

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			% Change		Year to date		% Change
	3Q13	2Q13	3Q12	QoQ	YoY	Sep 13	Sep 12	YoY

Interest income and expense
Interest and dividend income	648,545	632,238	598,480	2.6%	8.4%	1,925,730	1,682,924	14.4%
Interest expense	(189,841)	(191,429)	(183,277)	-0.8%	3.6%	(575,568)	(501,534)	14.76%
Net interest income	458,704	440,809	415,203	4.1%	10.5%	1,350,161	1,181,390	14.3%

Net provisions for loan losses	(118,580)	(115,038)	(94,389)	3.1%	25.6%	(328,400)	(274,877)	19.5%

Non financial income
Fee income	206,541	213,087	193,547	-3.1%	6.7%	616,275	533,309	15.6%
Net gain on foreign exchange transactions	48,675	53,860	44,864	-9.6%	8.5%	150,621	127,844	17.8%
Net gain on sales of securities	10,137	(11,977)	32,007	-184.6%	-68.3%	21,515	77,853	-72.4%
Other (1)	5,113	3,910	5,218	30.8%	-2.0%	23,133	25,206	-8.2%
Total non financial income, net	270,465	258,880	275,636	4.5%	-1.9%	811,544	764,212	6.2%

Insurance premiums and claims
Net premiums earned	203,885	198,558	182,995	2.7%	11.4%	596,700	513,423	16.2%
Net claims incurred (4)	(138,410)	(138,522)	(110,588)	-0.1%	25.2%	(408,623)	(341,040)	19.8%
Net technical commissions and expenses (2)	(27,420)	(29,686)	(25,690)	-7.6%	6.7%	(83,954)	(80,411)	4.4%
Total Insurance services technical result	38,055	30,350	46,718	25.4%	-18.5%	104,122	91,972	13.2%

Medical Services Technical Result (3)	6,927	6,466	(3,894)	7.1%	-277.9%	18,927	(305)	-6308.1%

Operating expenses (5)
Salaries and employees benefits	(203,276)	(211,701)	(195,891)	-4.0%	3.8%	(625,790)	(537,038)	16.5%
Administrative, general and tax expenses	(153,654)	(157,630)	(139,336)	-2.5%	10.3%	(458,377)	(367,072)	24.9%
Depreciation and amortization	(31,636)	(31,522)	(27,500)	0.4%	15.0%	(94,167)	(83,712)	12.5%
Other (4)	(5,409)	(16,225)	(5,089)	-66.7%	6.3%	(35,575)	(28,153)	26.4%
Total operating expenses	(393,974)	(417,077)	(367,816)	-5.5%	7.1%	(1,213,908)	(1,015,975)	19.5%

Operating income (6)	261,597	204,390	271,458	28.0%	-3.6%	742,446	746,417	-0.5%
Translation result	(3,312)	(78,541)	33,105	-95.8%	-110.0%	(100,498)	44,604	-325.3%
Income taxes	(74,757)	(71,008)	(71,351)	5.3%	4.8%	(218,165)	(189,998)	14.8%

Net income	183,528	54,842	233,212	234.7%	-21.3%	423,782	601,024	-29.5%
Minority interest	4,102	348	5,681	1080.3%	-27.8%	8,341	12,433	-32.9%
Net income attributed to Credicorp	179,426	54,494	227,531	229.3%	-21.1%	415,442	588,590	-29.4%

(1) For 3Q11, Other non financial income has been reclassified and now excludes: a) Medical services technical result and b) Underwriting income

(2) Net claims incurred (in property and casualty) includes the increase of expesnes for future benefits that correspond to the Health and life business.

(3) This item was used to be included in Other operating expenses until 1Q12. It refers to Commisions over insurance and reinsurance premiums.

(4) Gross margin from clinics: income from medical care minus operating expenses related to medical services. This item was reported under Other non-financial income until 1Q12.

(5) Other operating expenses now excludes Net technical commisions and expenses but includes the underwriting income that was used to be included in Other non-financial income until 1Q12.

(6) Income before translation results and income taxes.

45

CREDICORP LTD. AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	3Q13	2Q13	3Q12	Sep 13	Sep 12

Profitability
Net income per common share (US$ per share) (1)	2.25	0.68	2.85	5.21	7.38
Net interest margin on interest earning assets (2)	5.13%	4.81%	5.13%	4.98%	5.17%
Return on average total assets (2) (3)	1.8%	0.5%	2.5%	1.4%	2.3%
Return on average shareholders' equity (2) (3)	18.0%	5.4%	23.7%	13.4%	21.3%
No. of outstanding shares (millions) (4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
PDL ratio	2.18%	2.11%	1.73%	2.18%	1.73%
NPL ratio	2.76%	2.73%	2.39%	2.76%	2.39%
Coverage of PDLs	162.6%	167.4%	191.3%	162.6%	191.3%
Coverage of NPLs	128.7%	129.3%	138.6%	128.7%	138.6%
Reserves for loan losses / Total loans	3.55%	3.53%	3.31%	3.55%	3.31%

Operating efficiency
Oper. expenses as a percent. of total income (5)	42.0%	43.9%	43.6%	43.1%	41.9%
Oper. expenses as a percent. of av. tot. assets (2) (3) (5)	3.9%	3.9%	4.0%	3.9%	3.8%

Average balances (millions of US$) (3)
Interest earning assets	35,786	36,659	32,373	36,129	30,477
Total assets	40,021	41,182	36,390	40,670	34,308
Net shareholder's equity	3,988	4,003	3,841	4,129	3,692

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Net of treasury shares. The total number of shares was of 94.38 million.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned.

46

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In US$ thousands, IFRS)

	As of			% Change
	Sep 13	Jun 13	Sep 12	QoQ	YoY
ASSETS

Cash and due from banks (1)	7,559,402	7,301,453	6,538,100	3.5%	15.6%
Cash and BCRP	6,594,087	6,713,289	6,108,296	-1.8%	8.0%
Deposits in other Banks	859,251	508,523	419,021	69.0%	105.1%
Interbanks	101,562	75,389	7,270	34.7%	1297.0%
Accrued interest on cash and due from banks	4,502	4,252	3,513	5.9%	28.2%

Marketable securities, net (2)	108,130	111,930	94,566	-3.4%	14.3%

Loans	21,715,317	20,687,219	19,671,782	5.0%	10.4%
Current	21,227,197	20,241,133	19,321,961	4.9%	9.9%
Past Due	488,120	446,086	349,821	9.4%	39.5%
Less - net provisions for possible loan losses	(794,032)	(752,538)	(669,756)	5.5%	18.6%
Loans, net (3)	20,921,285	19,934,681	19,002,026	4.9%	10.1%

Investment securities available for sale (4)	3,998,181	4,955,672	4,301,495	-19.3%	-7.1%
Property, plant and equipment, net (5)	446,816	415,000	367,344	7.7%	21.6%
Due from customers acceptances	64,605	50,263	49,390	28.5%	30.8%
Other assets (6)	1,238,851	1,381,001	2,746,190	-10.3%	-54.9%

Total assets	34,337,270	34,150,000	33,099,111	0.5%	3.7%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations (7)	22,784,081	22,364,890	20,803,194	1.9%	9.5%
Demand deposits	7,152,927	6,751,888	6,947,719	5.9%	3.0%
Saving deposits	6,070,575	5,916,783	5,635,303	2.6%	7.7%
Time deposits	7,357,460	7,356,075	6,260,989	0.0%	17.5%
Severance indemnity deposits (CTS)	2,130,214	2,267,416	1,904,804	-6.1%	11.8%
Interest payable	72,905	72,728	54,379	0.2%	34.1%

Due to banks and correspondents (8)	3,832,745	4,055,121	3,994,722	-5.5%	-4.1%
Bonds and subordinated debt	4,147,354	4,168,247	3,507,149	-0.5%	18.3%
Acceptances outstanding	64,605	50,263	49,390	28.5%	30.8%
Other liabilities (9)	659,045	834,640	2,054,545	-21.0%	-67.9%

Total liabilities	31,487,830	31,473,161	30,409,000	0.0%	3.5%

Net shareholders' equity	2,843,292	2,670,880	2,644,881	6.5%	7.5%
Capital stock	1,237,652	1,237,652	1,019,491	0.0%	21.4%
Reserves	788,325	788,325	711,685	0.0%	10.8%
Unrealized Gains and Losses	140,603	119,017	148,707	18.1%	-5.4%
Retained Earnings	357,467	357,467	274,596	0.0%	30.2%
Income for the year	319,245	168,419	490,402	89.6%	-34.9%

Minority interest	6,148	5,959	45,230	3.2%	-86.4%

Total liabilities and net shareholders' equity	34,337,270	34,150,000	33,099,111	0.5%	3.7%

Off-balance sheet	14,256,332	15,897,079	15,120,914	-10.3%	-5.7%

* 3Q12 figures differ from those previously reported because BCP Colombia and BCP Chile' assets and liabilities used to be registered line by line. In order to be aligned with our audited financial statements and because BCP Colombia and BCP Chile are businesses held for sale, as of this report BCP Colombia and BCP Chile will be registered inside "Other assets" and " Other liabilities".

(1) 3Q12 figures differs in US$ 20.2 million.

(2) 3Q12 figures differs in US$ 50 million.

(3) 3Q12 figures differs in US$ 898,000.

(4) 3Q12 figures differs in US$ 12.2 million.

(5) 3Q12 figures differs in US$ 8.2 million.

(6) 3Q12 figures differs in US$ 91.5 million.

(7) 3Q12 figures differs in US$ 1.7 million (due to demand deposits).

(8) 3Q12 figures differs in US$ 30.8 million.

(9) 3Q12 figures differs in US$ 32.5 million.

47

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			% Change		Year to date		% Change
	3Q13	2Q13	3Q12	QoQ	YoY	Sep 13	Sep 12	Sep 13 / Sep 12

Interest income and expense
Interest and dividend income (1)	608,643	595,032	553,998	2.3%	9.9%	1,804,691	1,552,961	16.2%
Interest expense (2)	(183,428)	(189,644)	(166,867)	-3.3%	9.9%	(562,180)	(468,070)	20.1%
Net interest and dividend income	425,215	405,388	387,131	4.9%	9.8%	1,242,511	1,084,891	14.5%
Net provision for loan losses	(119,019)	(115,288)	(94,604)	3.2%	25.8%	(328,980)	(275,537)	19.4%

Non financial income
Banking services commissions	162,715	163,155	159,755	-0.3%	1.9%	477,782	447,563	6.8%
Net gain on foreign exchange transactions	47,487	52,216	44,063	-9.1%	7.8%	146,273	126,053	16.0%
Net gain on sales of securities	(738)	(26,988)	17,652	-97.3%	-104.2%	(26,675)	38,340	-169.6%
Other	2,195	4,221	1,880	-48.0%	16.8%	17,993	16,480	9.2%
Total non financial income, net (3)	211,659	192,604	223,350	9.9%	-5.2%	615,373	628,436	-2.1%

Operating expenses
Salaries and employees benefits	(149,547)	(159,823)	(151,912)	-6.4%	-1.6%	(471,691)	(431,448)	9.3%
Administrative expenses	(118,567)	(122,057)	(111,850)	-2.9%	6.0%	(351,652)	(296,571)	18.6%
Depreciation and amortization	(25,025)	(24,177)	(22,111)	3.5%	13.2%	(73,315)	(68,793)	6.6%
Other	(10,295)	(23,824)	(9,850)	-56.8%	4.5%	(45,049)	(27,809)	62.0%
Total operating expenses (4)	(303,434)	(329,881)	(295,723)	-8.0%	2.6%	(941,707)	(824,621)	14.2%

Operating Income	214,421	152,823	220,154	40.3%	-2.6%	587,197	613,169	-4.2%
Translation result (5)	(2,877)	(63,395)	28,945	-95.5%	-109.9%	(82,025)	37,371	-319.5%
Income taxes (6)	(60,529)	(62,774)	(56,620)	-3.6%	6.9%	(185,345)	(159,218)	16.4%
Minority interest (7)	(189)	(181)	(433)	4.4%	-56.4%	(582)	(922)	-36.9%
Net income	150,826	26,473	192,046	469.7%	-21.5%	319,245	490,400	-34.9%

* 3Q12 and September 2012 (YTD) figures differ from figures previously reported because BCP Colombia and BCP Chile' results used to be registered line by line. In order to be aligned with our audited financial statements and because BCP Colombia and BCP Chile are businesses held for sale, as of this report BCP Colombia and BCP Chile will be registered inside Net gain on sales of securities.

(1) 3Q12 figure differs in US$ 4.6 million.

(2) 3Q12 figure differs in US$ 9.3 million.

(3) 3Q12 figure differs in US$ 24.6 million (US$ 12.9 million from Banking services commissions, US$ 885,000 from Net gain on foreign exchange transactions, US$ 10.7 million from Net gain on sales of securities and US$ 222,000 from Other non financial income).

(4) 3Q12 figure differs in US$ 17.7 million (US$ 12.2 million from Salaries and employees benefits, US$ 5.1 million from administrative expenses, US$ 265,000 from depreciation and amortization and US$ 170,000 from Other operating expenses).

(5) 3Q12 figure differs in US$ 1.1 million.

(6) 3Q12 figure differs in US$ 640,000.

(7) 3Q12 figure differs in US$ 1.7 million.

48

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	3Q13	2Q13	3Q12	Sep 13	Sep 12

Profitability
Net income per common share (US$ per share) (1)	0.049	0.009	0.062	0.103	0.158
Net interest margin on interest earning assets (2)	5.27%	4.92%	5.41%	5.11%	5.30%
Return on average total assets (2) (3)	1.8%	0.3%	2.4%	1.2%	2.2%
Return on average shareholders' equity (2) (3)	21.9%	4.0%	30.2%	15.5%	26.8%
No. of outstanding shares (millions)	3,102.90	3,102.90	3,102.90	3,102.90	3,102.90

Quality of loan portfolio
PDL ratio	2.25%	2.16%	1.78%	2.25%	1.78%
NPL ratio	2.84%	2.80%	2.46%	2.84%	2.46%
Coverage of PDLs	162.7%	168.7%	191.5%	162.7%	191.5%
Coverage of NPLs	128.7%	130.1%	138.6%	128.7%	138.6%
Reserves for loan losses as a percentage of total loans	3.7%	3.6%	3.4%	3.7%	3.4%

Operating efficiency
Oper. expenses as a percent. of total income (4)	46.1%	49.3%	48.4%	48.0%	48.0%
Oper. expenses as a percent. of av. tot. Assets (2) (3) (4)	3.4%	3.4%	3.6%	3.4%	3.5%

Capital adequacy
Total Regulatory Capital (US$ million)	3,671.3	3,669.9	2,193.6	3,671.3	2,193.6
Tier I capital	2,409.3	2,402.7	2,193.6	2,409.3	2,193.6
BIS ratio (5)	14.12%	15.06%	14.11%	14.12%	14.11%

Average balances (US$ million) (3)
Interest earning assets	32,263.5	32,976.7	28,623.2	32,440.9	27,273.4
Total Assets	34,243.6	35,622.2	31,890.2	35,343.6	30,180.8
Net shareholders' equity	2,757.1	2,681.8	2,542.8	2,745.5	2,441.0

(1) Shares outstanding of 2,558 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expense includes personnel expenses, administrative expenses and depreciation and amortization

(5) Regulatory Capital/ risk-weighted assets. Risk weighted assets include market risk and operation risk

49

PACIFICO GRUPO ASEGURADOR (PGA)

(In US$ thousand)

	Three months ended			% Change		Year to date		% Change
	3Q13	2Q13	3Q12	QoQ	YoY	Sep 13	Sep 12	Sep 13 / Sep 12
Results
Written premiums	284,096	285,253	261,727	-0.4%	8.5%	850,433	720,777	18.0%
Ceded Premiums	40,419	38,012	38,015	6.3%	6.3%	120,542	87,132	38.3%
Unearned premium reserves **	34,315	43,075	37,164	-20.3%	-7.7%	116,400	104,005	11.9%
Net earned premiums	209,362	204,167	186,548	2.5%	12.2%	613,491	529,640	15.8%
Direct claims *	150,264	144,438	125,277	4.0%	19.9%	452,016	409,676	10.3%
Reinsurance ceded	11,854	5,916	6,805	100.4%	74.2%	43,393	54,432	-20.3%
Net claims *	138,410	138,522	118,472	-0.1%	16.8%	408,623	355,244	15.0%
Paid commissions	42,904	38,112	33,139	12.6%	29.5%	117,416	95,469	23.0%
Commissions received	4,424	3,999	2,957	10.6%	49.6%	11,374	7,758	46.6%
Net commissions	38,480	34,113	30,182	12.8%	27.5%	106,042	87,712	20.9%
Underwriting expenses *	9,321	13,926	12,844	-33.1%	-27.4%	37,117	34,211	8.5%
Underwriting income	3,679	3,602	3,411	2.1%	7.9%	10,875	9,510	14.3%
Net underwriting expenses *	5,643	10,323	9,434	-45.3%	-40.2%	26,242	24,700	6.2%
Underwriting result before Medical Services *	26,829	21,208	28,461	26.5%	-5.7%	72,583	61,985	17.1%

Medical Services Underwriting result *	6,927	6,466	4,212	7.1%	64.4%	18,927	14,245	32.9%

Financial income **	25,429	26,453	22,713	-3.9%	12.0%	74,632	67,513	10.5%
Gains on sale of securities **	8,236	6,393	9,186	28.8%	-10.3%	21,559	25,573	-15.7%
Net property and rental income	2,116	1,907	1,432	10.9%	47.7%	5,950	4,732	25.7%
(-) Financial expenses	2,198	2,250	1,567	-2.3%	40.2%	6,615	5,084	30.1%
Financial income, net	33,583	32,504	31,763	3.3%	5.7%	95,526	92,734	3.0%

Salaries and benefits	23,598	23,310	23,282	1.2%	1.4%	70,590	63,774	10.7%
Administrative expenses	24,393	25,690	21,069	-5.1%	15.8%	73,909	57,742	28.0%
Third party services	11,817	12,250	10,610	-3.5%	11.4%	36,276	28,824	25.9%
Management expenses	4,914	5,746	4,207	-14.5%	16.8%	15,423	11,100	39.0%
Provisions	4,225	4,358	3,181	-3.1%	32.8%	12,288	8,823	39.3%
Taxes	2,370	2,116	1,952	12.0%	21.4%	6,741	5,417	24.4%
Other expenses	1,067	1,221	1,119	-12.6%	-4.7%	3,180	3,577	-11.1%
Opertating expenses	47,991	49,001	44,351	-2.1%	8.2%	144,499	121,516	18.9%

Other income *	1,385	(518)	2,108	367.5%	-34.3%	1,853	3,724	-50.2%
Traslations results **	235	(6,424)	3,103	103.7%	-92.4%	(8,172)	4,636	-276.3%
Income tax	2,792	(1,214)	4,250	329.9%	-34.3%	1,126	5,671	-80.1%

Income before minority interest	18,176	5,450	21,046	233.5%	-13.6%	35,093	50,137	-30.0%
Minority interest	1,963	1,626	2,086	20.7%	-5.9%	5,565	5,997	-7.2%

Net income	16,214	3,824	18,960	324.0%	-14.5%	29,528	44,140	-33.1%

Balance (end of period)
Total assets	2,718,080	2,626,453	2,518,019	91,628	200,062	2,718,080	2,518,019	200,062
Invesment on securities (1)	1,666,733	1,626,763	1,653,662	39,971	13,072	1,666,733	1,653,662	13,072
Technical reserves	1,739,872	1,691,124	1,532,319	48,748	207,554	1,739,872	1,532,319	207,554
Net equity	501,810	484,965	585,183	16,845	-83,373	501,810	585,183	-83,373
Ratios
Ceded	14.2%	13.3%	14.5%			14.2%	12.1%
Loss ratio	66.1%	67.8%	63.5%			66.6%	67.1%
Commissions + underwriting expenses, net / net earned premiums	21.1%	21.8%	21.2%			21.6%	21.2%
Underwriting results / net premiums earned	12.8%	10.4%	15.3%			11.8%	11.7%
Operating expenses / net premiums earned	22.9%	24.0%	23.8%			23.6%	22.9%
Return on equity (2) (3)	13.1%	2.7%	13.7%			7.0%	11.6%
Return on written premiums	5.7%	1.3%	7.2%			3.5%	6.1%

Combined ratio of PPS + PS (4) (5)	102.1%	106.8%	102.2%			105.6%	106.2%
Net claims / net earned premiums	68.8%	72.3%	65.2%			70.6%	68.9%
General expenses and commissions / net earned premiums	33.3%	34.5%	36.9%			35.0%	37.3%

*Change in these accounts are due to reclassifications (related to the medical services) made in 4Q12 and before.

** Change in these accounts are due to reclassifications (related to Unit Link products of Vida Insurance) made in 2Q12 and before.

(1) Doesn´t include investments in real estate.

(2) Annualized.

(3) Average are determined as the average of period - beginning and period ending.

(4) Without consolidated adjustments.

(5) EPS includes Médica, Doctor+, Clínica San Borja, Análisis Clínicos, Galeno, Oncocare, Prosemedic, Clínica El Golf, Clínica Sanchez Ferrer and Centro Odontológico Americano. ROAE September 2013 (PPS Formula) without unrealized profit Pvida =10%.

50